FORM 6K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer Pursuant to Rule 13a – 16 or 15 d – 16
under the Securities Exchange Act of 1934

For the month of April 12

000-29880 (Commission File Number)

Virginia Mines Inc. 200-116 St-Pierre
Quebec City, QC, Canada G1K 4A7
(Address of principal executive offices)

Virginia Mines Inc.
(Registrant)

Date: April 11, 2012

By:
Name: Noella Lessard
Title: Executive Secretary

Exhibit 1

Technical Report and Recommendations Winter 2011 Drilling campaign – Poste Lemoyne Extension Property, Québec – Virginia Mines Inc. – May 2011

Prepared by: Alain Cayer, B.Sc., P. Geo., Services Techniques Geonordic Inc.

8 paper copies

Original

ITEM 1 TITLE PAGE

000-29880
Commission File Number

Form 43-101
Technical Report

Technical Report and Recommendations
Winter 2011 Drilling campaign

Poste Lemoyne Extension Property, Québec

VIRGINIA MINES INC.

May 2011

Prepared by:

Alain Cayer, M.Sc., P. Geo.

Services Techniques Geonordic Inc.

ITEM 2 TABLE OF CONTENTS

ITEM 1 TITLE PAGE i
ITEM 2 TABLE OF CONTENTS ii
ITEM 3 SUMMARY 1
ITEM 4 INTRODUCTION AND TERMS OF REFERENCE 2
ITEM 5 DISCLAIMER 3
ITEM 6 PROPERTY DESCRIPTION AND LOCATION 3
ITEM 7 ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY 3
ITEM 8 HISTORY 4
ITEM 9 GEOLOGICAL SETTING 9
9.1 Regional Geology 9
9.2 Property Geology 9
9.3 Glacial Geology 13
ITEM 10 DEPOSIT TYPES 13
ITEM 11 MINERALIZATION 13
ITEM 12 EXPLORATION 16
ITEM 13 DRILLING 16
ITEM 14 SAMPLING METHOD AND APPROACH 22
ITEM 15 SAMPLE PREPARATION, ANALYSIS AND SECURITY 22
15.1 Gold Fire Assay Geochem 23
15.2 Gold Fire Assay Gravimetric 23
15.3 Metallic Sieve 24
15.4 Multi-Elements (from www.actlabs.com : Code 1E1–Aqua Regia-ICP-OES) 24
ITEM 16 DATA VERIFICATION 24
ITEM 17 ADJACENT PROPERTIES 26
ITEM 18 MINERAL PROCESSING AND METALLURGICAL TESTING 27
ITEM 19 MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES 27
ITEM 20 OTHER RELEVANT DATA AND INFORMATION 27
ITEM 21 INTERPRETATION AND CONCLUSION 27
ITEM 22 RECOMMENDATIONS 28
ITEM 23 REFERENCES 29
ITEM 24 DATE AND SIGNATURE 33
ITEM 25 ILLUSTRATIONS 34

List of Tables, Figures, Appendices, and Maps

TABLES

Table 1: Summary of all the work performed in the area by Virginia Mines Inc.
Table 2: Technical characteristics of the 13 holes drilled in the winter 2011.
Table 3: Summary of the lithological units and gold intersections in holes drilled on the David Grid in the winter 2011.
Table 4: Code 1E1 Elements and Detection Limits (ppm)
Table 5: Standard and blank samples of the winter 2011 drilling program.
Table 6: Analyses from two laboratories for five drill core samples from holes PLE11-148.

FIGURES

Figure 1: Poste Lemoyne Extension Property Project location
Figure 2: Poste Lemoyne Extension Property Claims location.
Figure 3: Poste Lemoyne Extension Property Regional geology.

APPENDICES

Appendix 1: Claims list
Appendix 2: Légende générale de la carte géologique (extract of MB96-28)
Appendix 3: Drill logs
Appendix 4: Certificates of analysis

MAPS (pocket)

Map 1: Poste Lemoyne Extension Property Drill Hole Location Map (1:10,000)

CROSS SECTIONS (pocket)

Section 0950W: **PLE11-159A**
Section 0500W: **PLE11-158A**
Section 0200W: **PLE11-150A**
Section 0150W: **PLE11-150A**
Section 0000W: **PLE11-149, 157**
Section 0200E: **PLE11-148**
Section 0400E: **PLE11-156**
Section 0600E: **PLE11-152**
Section 0700E: **PLE11-151**
Section 0800E: **PLE11-153**
Section 0900E: **PLE11-155**
Section 1000E: **PLE11-154**
Section 1200E: **PLE11-160**

ITEM 3 SUMMARY

The Poste Lemoyne Extension project consists of 605 map-designated claims covering 30,964 hectares (309.65 km^2) held 100% by Virginia Mines. Some claims of the property are subject to 1% NSR to Globestar Mining Corporation, but Virginia can buy back 0.5% for $500,000. The property is located in the James Bay area in the province of Québec, approximately 450 kilometres northeast of the town of Matagami. The property lies partly within the Archean-aged Guyer greenstone belt, in the La Grande Subprovince, along the southern contact with the sedimentary package in the Opinaca Subprovince referred to as the Laguiche Group. Local geology is summarized by massive to pillowed basalts and cogenetic gabbro and diorite sills alternating to the south with thin but extensive sedimentary piles of siltstones, quartz and biotite-rich wackes, and iron formations. A quartz-feldspar porphyry (QFP) dyke swarm has intruded the volcanic rocks, and granitic and late pegmatitic intrusions crosscut the stratigraphy. Metamorphic grade reaches amphibolite facies.

A 13-hole drilling program totalling 4,020 metres was completed in the winter of 2011. All holes were drilled on the David grid in the LG3 reservoir area. The objective for twelve of the thirteen holes was to investigate a quartz-feldspar-phyric (QFP) felsic intrusive known for its gold anomalies. The intrusive may represent the source of very strong gold anomalies in tills (more than 10 till samples with 100 to 692 gold grains each). One of the holes investigated three IP anomalies up-ice from an erratic boulder that yielded 11.03 g/t Au. With the exception of PLE11-159A, all holes intercepted a similar lithological sequence, and all intersected the QFP felsic intrusive and its multi-metre-scale, silicified, sericitized and mineralized shear zones. The best gold intersections from the program are presented in the following table. Holes PLE11-148 and 152 also intersected gold-bearing alteration zones in the basalt hosting the QFP.

Best intersections in drill hole – Winter 2011		
PLE11-148	4.11 g/t Au / 1.0m	QFP felsic intrusive tr-2% PY + Silicified sericite schist tr-10% PY
	6.68 g/t Au / 3.0m	Silicified and carbonated Basalt 1-10% PY
PLE11-149	0.39 g/t Au / 60.0m	QFP felsic intrusive tr-2% PY + Silicified sericite schist tr-10% PY **(Au)**
	incl. 6.62 g/t Au / 1.0m **(Au)**	
	1.49 g/t Au / 5.0m	
PLE11-152	12.91 g/t Au / 1.0m	Silicified Basalt 10-15% PY-PO
PLE11-153	1.83 g/t Au / 4.0m	QFP felsic intrusive tr-1% PY + Silicified sericite schist 1-10% PY
PLE11-156	3.04 g/t Au / 2.1m	
PLE11-160	1.08 g/t Au / 5.9m	

It is difficult to explain the strong gold anomalies in till with these intersections. Nevertheless, they do demonstrate the fertile and gold-enriched nature of the QFP intrusive and its sericitized shear zones. With a drill spacing of 200 metres between holes in several areas, a local-scale mineralized trap or structure could easily remain undetected, providing very little evidence of its presence in lateral drill holes. The Orfée gold showing is an example of this possibility. Even if the QFP intrusive remains the most likely origin for the till anomalies, an additional and possibly more important source of gold may in fact be the lithologies hosting the intrusive. Based on the locations of two newly identified gold-bearing zones in the host basalts, these may have supplied some of the gold grains detected in the till samples. Follow up work has not yet been done on these units.

A new drill program is proposed with the objective of reducing the drill spacing to 100 metres at first, and then down to 50 metres in areas with the best gold anomalies and/or significant geological information. It is also recommended to follow up on IP anomalies detected during the winter 2011 survey, and to carry out a trenching program on the most significant anomalies and the two new gold-bearing intersections in the host basalts.

ITEM 4 INTRODUCTION AND TERMS OF REFERENCE

The Poste Lemoyne Extension Property is underlain by rocks of the Guyer greenstone belt in the James Bay region of Québec. Geological reconnaissance work conducted in the fall of 2009 (Cayer *et al.*, 2010) had uncovered several gold anomalies in the vicinity of LG3 Reservoir. In the late fall of 2009 and early winter of 2010, two line grids, the 48.0-km PS Grid and the 6.0-km David Grid were set up to carry out geophysical induced polarization (IP) and magnetic surveys (Tshimbalanga *et al.*, 2009a and 2009b). A till sampling program during the summer of 2010 revealed very strong anomalies in the area of the David grid. The follow-up trenching work uncovered a quartz-feldspar-phyric (QFP) felsic intrusive, which was eventually traced for more than 1.5 km in an east-west trend and over a maximum thickness of about 200 metres. Within this intrusive unit are shear zones, several metres thick, displaying silica and sericite alteration and up to 10% pyrite mineralization. Systematic channel sampling of the outcrops and trenches exposing the QFP intrusive revealed several gold anomalies, the most important of which are associated with sericitized zones (Cayer, 2011). This fieldwork is the latest in a series of field campaigns conducted on the property since 1998 (Cayer, 2010; Cayer *et al.*, 2009; Cayer, 2007a; Tremblay, 2003; L'Heureux and Blanchet, 2001; Gagnon and Costa, 2000; Chénard, 1999).

In the winter of 2011, the original 6-km induced polarization survey on the David grid was extended to add another 40 km. A 13-hole drilling program (4,020 metres) was completed on the David grid with a focus on the QFP intrusive and the area up-ice from the anomalous tills. This represents the eighth work program, preceded by those of November 2009 to February 2010 (Cayer, 2010), January to April 2008 (Cayer *et al.*, 2009), November 2006 to April 2007 (Cayer, 2007b, 2007c), December 2003 to February 2004 (Cayer and Ouellette, 2004), August 2002 to March 2003 (Cayer, 2003), the winter of 2002 (Blanchet, 2002) and the fall of 1998 (Chénard, 1999).

The results from this first drill-testing of the QFP intrusive and the area up-ice from the tills do not provide a satisfactory explanation as to the origin of the gold grains. Nevertheless, the results do demonstrate the anomalous gold content of the QFP intrusive and its sericitized shear zones. A second attempt at drill testing these areas with a more closely spaced grid would be advisable in an attempt to find smaller scale traps or structures likely to contain gold mineralization.

This report provides technical geological data relevant to the Virginia Mines Inc. Poste Lemoyne Extension Property in Québec, and has been prepared in accordance with the Form 43-101F1, Technical Report format outlined under NI-43-101.

The purpose of the report is to present the status of current geological information generated from Virginia's ongoing exploration program on the Poste Lemoyne Extension Property and to provide recommendations for future work.

ITEM 5 DISCLAIMER

This section is not applicable to this report.

ITEM 6 PROPERTY DESCRIPTION AND LOCATION

The Poste Lemoyne Extension project is located in the James Bay area, province of Québec, approximately 450 kilometres northeast of the town of Matagami (Figure 1) and 10 kilometres west of the Hydro-Québec Poste Lemoyne substation on the Transtaiga road. The property covers the Guyer Archean greenstone belt located at the boundary of the La Grande and Opinaca subprovinces of the Archean Superior Province.

Latitude:	$53^{0}27'$ North
Longitude:	$75^{0}13'$ West
NTS:	33 G/05, 06, 07, 11 and 12
UTM Zone:	18 (nad27)
Easting:	486 000 E
Northing:	5 924 000 N

The project consists of 605 map-designated claims covering 30 964,78 hectares (309,65 km^2) (Figure 2, Appendix 1). The concession is held 100% by Virginia Mines inc. and some claims are subject to an agreement by which Globestar Mining Corporation owns 1% N.S.R.; Virginia Mines can buy back 0,5% of the N.S.R. for $500 000.

ITEM 7 ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

The camp is located beside the Transtaiga gravel road at kilometre 176,5. All supplies and fuel were carried by truck from Radisson or Rouyn-Noranda to the camp. From the camp, a 7-km "drill trail" goes to the main showing, the Orfée zone, and another 8-km ATV trail goes east to the Hydro-Québec Poste Lemoyne – Poste Albanel road. The trail was developed to provide access to trenching sites. Also, an old Hydro-Québec trail provides direct access to LG3

Reservoir where boats can be used to access remote areas in the western part of the property. At kilometre 163 along the Transtaiga road, a 12-km trail has been established to provide direct access to the David Grid for the small hydraulic excavator and the drill. The east and west parts of the property are accessible by helicopter from the camp.

The region includes many lakes and rivers. The landscape is relatively flat with an altitude varying between 275 and 400 metres. The drainage network is oriented in a regular East–West direction, probably influenced by either glacial processes or faulted bedrock. Vegetation is typical of taiga including areas covered by forest and others devoid of trees. In some areas, bedrock outcrops are absent for many square kilometres because of the abundance of Quaternary deposits and swamps.

ITEM 8 HISTORY

The first exploration work reported in this part of the James Bay region was performed in 1959 by Tyrone Mines Limited (now Phelps Dodge Corporation), who conducted geological reconnaissance and regional prospecting work (Ekstrom, 1960). A few trenches were also excavated. In 1972 and 1973, Noranda Exploration completed magnetic, electromagnetic and radiometric surveys in the Lac Guyer area (NTS 33G/06, 07, 10, and 11).

In the 1970s and up to 1981, the *Société de développement de la Baie-James* (SDBJ) had the exclusive mandate to develop the mineral potential of the James Bay region. The Government gave the SDBJ the exclusive right to hold mining titles in this territory, in order to ensure better coordination of exploration work prior to the flooding of hydroelectric reservoirs. A regional lake-bottom sediment survey was conducted by the SDBJ in the mid-1970s. From 1973 to 1976, SES Group (SERU Nuclear Ltd, Eldorado Nuclear Ltd) and the SDBJ conducted regional uranium and base metal exploration in NTS sheets 33C to 33I. Work consisted of airborne and ground geophysical surveys, prospecting and drilling.

In the mid-1980s, the Government of Québec suspended the SDBJ's monopolistic advantage and the land once again became accessible to prospectors and private companies.

In 1995, Osborne conducted a geological reconnaissance campaign over the recently staked area near LG3 Reservoir. He namely noted the anomalous gold content of mafic lavas and of a mylonite zone along the shores of LG3 Reservoir. After conducting a helicopter-borne electromagnetic survey in this area (Jagodits, 1996), Phelps Dodge Corporation of Canada continued work undertaken by Osborne (1995) and extended their geological reconnaissance and ground follow-up work on EM anomalies (Johnson, 1996). Their results did not however justify further exploration work in the area.

The first geological work realized by Virginia Mines Inc. started in 1995 with a regional till sampling survey. Table 1 summarizes all work by Virginia Mines Inc. on the property.

Table 1: Summary of all the work performed in the area by Virginia Mines Inc.

Period	Type of Work	Results
1995	Virginia Gold Mines.	Till sampling over Guyer greenstone belt
June 1998	Regional airborne magnetic (Mag) and electromagnetic (EM) survey.	EM conductors and positive Mag anomaly over 5 km long
June 1998	Regional prospecting near EM conductors.	Discovery of a gold iron formation, Grab sample # 81650: 82,2 g/t Au
August 1998	Three (3) mechanical trenches (Tr-A, B and C) and channel sampling.	Best results: Tr-A: 21,6 g/t Au over 5,0 m Tr-B: 1,3 g/t Au over 1,0 m Tr-C: 3,5 g/t Au over 3,0 m
September 1998	113 km of line cutting over EM conductors and geophysical anomalies (VLF and Mag).	Definition of 39 VLF anomalies and precision of the positive Mag anomalies
October 1998	Sixteen (16) mechanical trenches (Tr-1 to Tr-16) over the most accessible VLF and Mag anomalies.	Best results: Tr-3: 0,98 g/t Au over 1,0 m
November 1998	Drilling program of 1,142 metres (7 holes: PLE98-01 to -07) and 3 abandoned holes.	Best results: PLE98-02: 6,14 g/t Au over 5,0 m PLE98-03: 2,50 g/t Au over 2,0 m PLE98-06: 0,99 g/t Au over 6,7 m
December 1999	89 line km of detailed ground Mag survey (25-m to 50-m line spacing).	More accurate definition of the Mag pattern
March 2000	B.Sc. project by P. Costa on the gold mineralization in the iron formation of the Poste Lemoyne Extension Property.	Conclusion: The mineralization is post-sedimentary and is due to metamorphic remobilization
August 2000	Induced Polarization (IP) over 4 lines (26E to 29E) for a total of 3 line km.	IP definition of the Orfée showing and no other IP anomalies in the surrounding area
October – November 2000	Geological and cartographic survey (1:5000), manual trenches, till sampling near the Orfée showing.	Best results: Trench 00-01: 21,02 g/t Au over 3,0 m (10 m East of Orfée) Trench 00-03: 11,53 g/t Au over 3,0 m (100 m West of Orfée)
October 2001	Four mechanical trenches (2 on the Orfée showing), detailed cartographic map (1:100) and systematic channel sampling.	Best results: Trench 01-01: 12,8 g/t Au over 8,0 m and 6,6 g/t Au over 6,0 m Trench 01-02: 9,9 g/t Au over 3,0 m
January – Feb. 2002	Drilling program of 23 holes (3,033 m). Target: Orfée extensions. (Blanchet, 2002)	Best results: (uc = uncut, c = cut) PLE02-14: 34,79 g/t Au over 9,0 m (uc) 21,29 g/t Au over 9,0 m (c) PLE02-20: 43,09 g/t Au over 11,65 m (uc) 12,83 g/t Au over 11,65 m (c) PLE02-21: 9,44 g/t Au over 11,0 m and 21,43 g/t Au over 4,5 m (uc)

		10,34 g/t Au over 4,5 m (c)
April 2002	Ground electromagnetic (HEM) (Max-Min I) and magnetic survey.	Detection of 10 anomaly axes and complementary magnetic survey
Aug. 2002 – March 2003	Drilling program of 37 holes (6,558 m). Target: Orfée extensions and regional HEM anomalies. (Cayer, 2003)	Best results: Orfée zone PLE02-31: 14,13 g/t Au over 13,00 m (uc) PLE02-49: 8,57 g/t Au over 11,40 m (uc) and 9,45 g/t Au over 2,00 m Regional anomalies (now "Orfée East" zone) PLE03-42: 1,61 g/t Au over 4,92 m PLE03-62: 2,12 g/t Au over 4,00 m
March 2003	Geostatistical modelling and resource estimation. (Orfée showing) (D'Amours, 2003).	203,483 tonnes at 14,5 g/t Au
Dec. 2003 – Feb. 2004	Drilling program of 18 holes (3,132 m). Target: Orfée East extensions, regional HEM anomalies and magnetic break. (Cayer *et al.*, 2004)	Best results: Orfée East zone PLE03-72: 5,37 g/t Au over 2,00 m and 2,11 g/t Au over 11,00 m PLE03-73: 2,20 g/t Au over 7,00 m PLE04-76: 10,53 g/t Au over 1,10 m PLE04-77: 2,82 g/t Au over 5,76 m Regional anomalies PLE04-83: 2,47 g/t Au over 1,00 m PLE04-84: 0,31 g/t Au over 5,40 m
Nov. 2006 – Jan. 2007	Drilling program of 12 holes (3,929 m). Target: Orfée and Orfée East gold zones. (Cayer, 2007b)	Best results: Orfée zone PLE06-87: 28,73 g/t Au over 2,00 m PLE06-88: 4,44 g/t Au over 2,85 m Orfée East zone PLE07-091: 0,58 g/t Au over 62,00 m incl 1,17 g/t Au over 15,25 m PLE07-092: 0,55 g/t Au over 73,00 m incl 1,07 g/t Au over 25,0 m PLE07-093: 0,42 g/t Au over 105,0 m incl 1,02 g/t Au over 20,0 m PLE07-095: 10,85 g/t Au over 6,55 m incl 57,36 g/t Au over 1,00 m and 6,28 g/t Au over 2,00 m
February – March 2007	Line cutting (90 km) and IP geophysical survey (66 km).	Definition of 48 IP anomalies (Tshimbalanga *et al,*, 2007)
February – April 2007	Drilling program of 19 holes (5,564 m). Target: Orfée East gold zone and regional IP anomalies. (Cayer, 2007c)	Best results : Orfée East zone PLE07-098: 1,43 g/t Au over 28,0 m incl 10,61 g/t Au over 1,0 m PLE07-099: 2,23 g/t Au over 20,0 m incl 25,99 g/t Au over 1,0 m PLE07-105: 3,09 g/t Au over 26,0 m incl 30,11 g/t Au over 1,0 m and 12,02 g/t Au over 1,0 m PLE07-112: 2,89 g/t Au over 17,2 m incl 7,20 g/t Au over 1,2 m and 23,63 g/t Au over 1,00 m
July – August 2007	Geological reconnaissance of the eastern part of the property.	Reconnaissance of three (3) anomalous areas in gold (9 grab samples with 217 to

		1920 ppb Au) and one in copper and silver (up to 3,98% Cu and 6,4 g/t Ag)
January – April 2008	Drilling program of 15 holes (5,352 m). Target: Orfée East gold zone and regional IP anomalies.	Best results : Orfée East zone PLE08-117: 1,53 g/t Au over 26,0 m incl 14,30 g/t Au over 1,0 m and 5,69 g/t Au over 1,0 m PLE08-128: 0,45 g/t Au over 64,0 m incl 2,64 g/t Au over 3,7 m Regional anomalies PLE08-126: 0,21 g/t Au over 31,0 m incl PLE08-129: 1,09 g/t Au over 26,0 m incl 2,73 g/t Au over 3,0 m and 2,95 g/t Au over 3,0 m
August – November 2008	Geological reconnaissance and trenching program of the eastern part of the property.	Discovery of a new anomalous gold-bearing corridor of 15 km long, 33 trenches were excavated, Best result are: TR-PL-08-024 : *Michèle showing* 0,80 g/t Au over 11,0 m incl 3,16 g/t Au over 2,0 m TR-PL-08-011 : *Sue showing* 1,02 g/t Au over 4,0 m TR-PL-08-004 : *ILTO showing* 1,05 g/t Au over 17,0 m incl 3,54 g/t Au over 3,0 m TR-PL-08-012 : *ILTO showing* 0,65 g/t Au over 18,0 m incl 1,02 g/t Au over 6,5 m TR-PL-08-005 : *Tommy showing* 0,96 g/t Au over 5,6 m
November – December 2008	GE-GRID (East-GRID) : Line cutting and IP(74 km) and magnetic (94 km) geophysical survey.	Definition of 33 IP anomalies (Tshimbalanga *et al*,, 2009),
June – November 2009	Geological reconnaissance of the eastern part of the property and follow-up on IP anomalies of the GE-Grid. First phase of the geological reconnaissance in the LG3 reservoir area.	GE-Grid : TR-PL-09-045 : *Tommy showing* 8,76 g/t Au over 2,0 m LG3 area : TR-PL3-09-005 : 2,26 g/t Au and 292,1 g/t Ag over 1,0 m TR-PL3-09-010 : *EDY showing* 32,82 g/t Au over 1,0 m, 29,47 g/t Au over 1,0 m, 5,13 g/t Au over 3,0 m, 20,98 g/t Au over 2,0 m, 17,80 g/t Au over 0,5 m, 6,04 g/t Au over 3,0 m and 5,84 g/t Au over 3,0 m TR-PL3-03-007 : *David showing* 1,18 g/t Au over 6,0 m incl 2,86 g/t Au over 2,0 m

November – December 2009	PS-GRID : Line cutting and IP (33km) and magnetic (44 km) geophysical survey.	Definition of 48 IP anomalies,
November 2009 – February 2010	Drilling program of 18 holes (3,331 m). Target: Gold and IP anomalies on GE-GRID and EDY showing (PS-GRID).	Best results : <u>GE-GRID</u> PLE09-135: 0,51 g/t Au over 53,0 m incl 1,00 g/t Au over 14,0 m and 5,69 g/t Au over 1,0 m PLE10-138: 0,41 g/t Au over 48,0 m incl 2,23 g/t Au over 1,0 m and 0,98 g/t Au over 10,0 m
January-February 2010	David-GRID : Line cutting (6 km) and IP (4,5 km)and magnetic geophysical survey.	Definition of 8 IP anomalies,
June – September 2010	Geological reconnaissance of the northern part of the property Till sampling campaign Follow-up on IP anomalies of the PS and David-Grid and trenching program over gold and IP anomalies.	<u>David-Grid :</u> 172560 : 3,98 g/t Au (boulder) 216590 : 2,74 g/t Au, 2,7 g/t Ag <u>David-area:</u> 216701 : 11,03 g/t Au (boulder) 217227 : 3,60 g/t Au 174412 : 11,42%Pb, 0,10%Zn, 12,60 g/t Ag 174554 : 10,40% Pb, 17,80 g/t Ag 174441 : 8,86% Pb, 1,26% Zn, 13,20 g/t Ag <u>LG3-area:</u> 217255: 3,87 g/t Au, 9,9 g/t Ag, 1,0% Cu 221321 : 175,40 g/t Ag, 0,27% Pb 221066 : 98,10 g/t Ag, 0,33% Pb 221129 : 94,00 g/t Ag, 0,19% Mo 219416 : 4,47% Mo, 5,20 g/t Ag, 0,55% Cu and 4,37 g/t Re 219409 : 1,59% Mo, 30,80 g/t Ag and 0,68 g/t Re 221116 : 1,28% Mo, 2,30 g/t Ag, 2,77 g/t Re Definition of an area where tills are very anomalous in gold. More than 10 till samples yield between 100 to 692 gold grains on the David grid. <u>Trenching program :</u> <u>David-grid :</u> TR-PL3-09-007 : David showing 1,74 g/t Au / 5,8 m TR-PL3-10-042 : 1,37 g/t Au / 5,0 m and 1,11 g/t Au / 3,0 m and 1,84 g/t Au / 2,0 m <u>LG3 area :</u> TR-PL3-10-016 : SLTV showing : 8,74 g/t Au, 4,40 g/t Ag, 0,41% Cu / 1,1 m

ITEM 9 GEOLOGICAL SETTING

9.1 Regional Geology

The Poste Lemoyne Extension property is located in the eastern Superior geological Province. The age of these rocks varies from 2600 Ma to 3400 Ma and they have been deformed by the Kenoran orogeny, between 2660 and 2720 Ma (Goutier *et al.* 2001). The Lac Guyer area lies at the border of the La Grande and Opinaca subprovinces (Figure 3). The two subprovinces are intruded by Proterozoic gabbro dykes.

The La Grande Subprovince is a volcano-plutonic assemblage composed of an ancient tonalitic gneiss (2788–3360 Ma) of the 'Langelier Complex' and many volcano-sedimentary sequences from the Guyer Group (2820 Ma). The Guyer Group is composed of tholeiitic basalts, komatiites, calc-alkaline felsic tuffs, turbidites, iron formations and many ultramafic to felsic intrusions. A northwestern Ontario equivalent to those rocks are those of the Sachigo-Uchi-Wabigoon subprovinces.

The Opinaca Subprovince is a metasedimentary and plutonic sequence similar to the English River and Quetico subprovinces in Ontario. The age of these rocks (<2648 Ma) is younger than in the La Grande assemblage. In the study area, the Opinaca rocks are composed of wacke and biotite paragneiss from the Laguiche Group and many granitic and pegmatitic intrusions. The paragneiss is derived from the transformation of an important feldspathic wacke sequence that came from La Grande erosion. In many places, the contact between the two subprovinces is a shear zone.

The ultramafic intrusions are from different generations (synvolcanic, syn- to post-tectonic and post-Laguiche). Some tonalitic, monzodioritic and granitic intrusions are syn- to post-tectonic and crosscut the subprovince limits.

During the Archean, a ductile deformation event with folding and shearing affected the rocks of the study area and the latter were metamorphosed to the amphibolite facies. The dominant trend of the strata and the foliation is ENE to E-W with a moderate to steep north dip. Folds plunge ENE.

9.2 Property Geology

The Poste Lemoyne Extension geological setting comprises, from north to south, the Guyer basalts to the Laguiche sediments (see Map 1 in back pocket). These units contain many pegmatitic intrusions and some quartz-feldspar porphyry (QFP) dykes. The iron formations are in the Guyer Group near the Laguiche contact. In the Orfée area, a majority of the drill holes intercepted the iron formation at the contact of the Guyer basalt and a sedimentary unit (wackes). All the units have been affected by a tectonic East-West transposition.

In the study area, the basalts are greenish and foliated. They are generally fine-grained but locally, some coarse-grained horizons are interpreted in the drill logs as gabbroic sills. Those horizons are perhaps due to metamorphic recrystallization because no distinctive contacts are present. The metamorphic events destroyed most primary textures. Generally, the foliation is well defined, East-West-trending and dips at 70 to 80 degrees north. Some drill holes contain m-scale circular patterns.

In the Orfée area, the basalts contain concordant veinlets and disseminated mineralization. It is dominated by pyrrhotite with few grains of pyrite, chalcopyrite and arsenopyrite. In many holes on the Orfée zone, zoning of the sulphides can be observed. Hundreds of metres north of the iron formation, the mineralization is dominated by finely automorphic pyrite and is associated with epidotization and silicification of the basalt. Pyrrhotite is dominant close to the iron formation. This is associated with an increased garnet content. Chalcopyrite and arsenopyrite are found in trace amounts associated with pyrrhotite. Fine mm-scale discordant veinlets of quartz and calcite are also found in all the units but no mineralization is associated with them. They are related to post-metamorphic events.

The basalt in the Orfée East area shows, in addition to previous alterations, layers from one to several metres thick of silica and brown biotite alteration or amphibole, epidote, calcite and garnet alteration. Both types of alteration show cm-scale bands and may be discordant to the foliation. The mineralization is present in both alteration patterns and it is dominated by pyrrhotite, but pyrite, arsenopyrite and traces of chalcopyrite are also present. The alteration types can be distinct from one another or overlapped. Generally, brown biotite is more present north of the Orfée East gold zone with a progressive transition toward the amphibole-epidote-calcite-garnet alteration close to the iron formations, or the deformed zone. Meter-scale silicified horizons hosting trace to 5% tourmaline are also present throughout the unit.

Some holes drilled in the Orfée East area have revealed a 100-m-thick horizon of wacke located north of the Orfée East gold zone, in the basaltic unit. This wacke unit is oriented 070-250° and it revealed subeconomic gold values in some drill holes. This new zone is close to the northern contact of this wacke and the basalt. Drill hole PLE08-116 returned the best gold intersection with 0,33 g/t Au over 19,0 m in contact with 5,16 g/t Au over 2,0 m. The wacke unit has the same mineral and textural characteristics as the wacke located south of the iron formations (Orfée and Orfée East).

A sedimentary/exhalative sequence is located at the southern contact of the volcanic assemblage. It is composed of siltstone and magnetite iron formation. In drill holes, the unit thickness is 1 to 28 metres. An HEM conductor and a positive magnetic anomaly are associated with this unit and it can be traced for many kilometres. The southern contact of the sedimentary/exhalative sequence is characterized by a feldspar-quartz-biotite wacke. This lithologic assemblage is observed in the majority of the drill holes.

The iron formations are composed of mm-scale to cm-scale banded beds of siltstone (chert) and magnetite-grunerite-sulphide. This unit records a high deformation with many shears, faulted folds and quartz flooding. The gruneritization of magnetite beds can be partial or complete. Sometimes only a thin grunerite aureole rims the magnetite beds. Other minerals such as hornblende, chlorite and sulphides are also found in close association with grunerite.

On the Orfée zone, the siltstone is generally graphite-rich (10 to 30%) and is 0,3 to 2,0-m thick. It contains 5 to 10%, locally 40%, pyrrhotite and pyrite with trace arsenopyrite. The sulphides are finely disseminated or in mm-scale veinlets. The siltstone is in contact with the iron formation. The contact is characterized by breccia textures and by the presence of a 0,3 to 1,5-m-thick massive sulphide. The rims of that massive sulphide are chlorite-rich (>60%) for a few centimetres. The massive sulphide is composed of non-magnetic pyrrhotite and accessory arsenopyrite, pyrite, amphibole, quartz, and mm-scale automorphic calcite crystals. On the Orfée zone, most of the visible gold can be found in this massive sulphide unit and its contacts with host rocks.

The distinctive feature of the Orfée East mineralized zone is the presence of two units of iron formation separated by a basaltic unit. These iron formations show the same alteration patterns as on the Orfée gold zone. At surface and/or in the western part of the zone, the basalt layer has a maximum thickness of 10 metres but at depth and/or to the east, it can reach up to 100 metres. Thinning of the basaltic layer between the iron formations from depth toward surface, or from east toward west is not progressive. In 30 to 50-metre lateral intervals, the basalt between the two iron formations goes from 50 metres thick to approximately 10 metres. In this interval, an intense deformation zone has developed and relics of iron formation, basalt, wacke, and QFP dykes are sometimes observed. The deformed zone ("paragneiss") is developed along a 60 to 65° west plunge and it contains the best gold intersections of the Orfée East zone (PLE07-105: 3,09 g/t Au / 26,0 m). The correlation with iron formations, in both the Orfée and Orfée East areas, is impossible due to the lack of drill hole coverage.

A wacke unit is present at the end of a majority of drill holes on Orfée and Orfée East. It is composed of feldspar, quartz and biotite. The texture is saccharoidal to lepidoblastic depending on the biotite proportion. Where the concentration in biotite is high, it is common to observe a crenulation or a secondary schistosity over the primary foliation. Silicification and/or chloritization are also present in a few m-scale zones. Traces to 2% finely disseminated pyrrhotite are present near the footwall of the iron formations.

Some grey felsic intrusions are found in the basalt and less frequently in the wacke. They are a few centimetres to a few metres thick and are characterized by the presence of quartz and feldspar phenocrysts. The concentration and the size of the phenocrysts vary in each dyke. Some dykes have traces to 2% disseminated pyrrhotite and pyrite, less commonly arsenopyrite. All dykes have been deformed, the biotite flakes are all aligned and the phenocrysts are flattened in the same plane.

A few ultramafic intrusives were observed, all of which are located within the Guyer belt and most of which can be traced on magnetic maps. They occur as very elongated sills (<8,5 km long by <170 m thick). Their magnetic signature is not as strong as that of magnetite iron formation units. Several of these units were defined through mapping. Observed sulphides include <5% disseminated pyrite and pyrrhotite. To date, samples have yielded no significant gold values.

Within the same Guyer belt, east of Orfée area along the south part, a diorite sill some 3 km long was discovered based on the presence of erratic boulders. This sill is auriferous, and numerous subeconomic gold grades were obtained, namely 1,05 g/t Au / 17,0 m in trench TR-PL-08-004 and 0,51 g/t Au / 53,0 m including 1,00 g/t Au / 14,0 m in drill hole PLE09-135.

The diorite contains 30% feldspar phenocrysts (<0.6mm) in a groundmass composed of 45% feldspar, 10% quartz, and 15% actinolite and biotite. The diorite is weakly magnetic and almost always contains 1 to 5% pyrite.

In addition to units mentioned above, a granitic dyke or sill was uncovered in the new area near LG3 Reservoir (Edy showing area). It is 40 to 80 metres thick and occurs at the contact between a deformed tonalite unit to the north and mafic lavas to the south. The south contact of the sill is characterized by a mylonite zone more than 5 metres wide, that developed in amphibolitized lavas. The fine-grained granite is composed of about 70% feldspar, 25% quartz, and variable amounts of muscovite, amphiboles, biotite, and chlorite. It is silicified and sericitized approaching the mylonite zone and hosts 1 to 5% disseminated pyrite. Near the mylonite zone, the granite yielded a few interesting gold-bearing sections, including: 32,82 g/t Au / 1,0 m, 20,98 g/t Au / 2,0 m, and 6,04 g/t Au / 3,0 m. A few visible gold grains were locally observed along the edges of quartz veins in the granite.

During the 2010 campaign, two new units were uncovered in the LG3 Reservoir area. The first is a felsic intrusive with quartz and feldspar phenocrysts, observed on the David Grid (Map 1). To date, the intrusion has been traced over 1.5 km along an east-west axis by a maximum thickness of 200 metres. It is composed largely of feldspar, quartz, and biotite and contains 20 to 35% finer-grained feldspar phenocrysts (<1 cm), 1 to 8% coarser-grained feldspar phenocrysts (1-4 cm) and trace to 8% quartz phenocrysts (<0.8 cm). Mineralization varies from trace to 2% pyrite, locally reaching 5%. Within the intrusive, metre-scale deformation and alteration (Si, SR) corridors are found and are generally anomalous in gold. These corridors are broadly conformable with the regional foliation (260^0-080^0). Among the best intervals obtained from channel sampling, those in trench 042 yielded grades of 1,37 g/t Au / 5,0 m, 1,11 g/t Au / 3,0 m, and 1,84 g/t Au / 2,0 m in three different deformation corridors.

The second lithological unit uncovered in 2010 is an intermediate intrusive with a high concentration of feldspar phenocrysts (70-95%), observed in the central part of LG3 Reservoir. It contains 15 to 50% euhedral and zoned feldspar phenocrysts from 1,0 to 10,0 cm long, in a matrix of 10 to 50% euhedral feldspar phenocrysts from 0.3 to 1,0 cm long, with 3 to 15% mm-scale groundmass composed of amphibole-biotite-feldspar±quartz. The intrusive unit is injected with decimetre-scale quartz veins and metre-scale dykes of silicified diorite altered to K-feldspar and epidote. Mineralization consists of pyrite and molybdenite, occurring as disseminations or in fine veinlets, occasionally in the intrusive or in the diorite dykes, but mostly observed in silicified zones and quartz veins. The veins also host chalcopyrite mineralization.

A number of mylonite bands several metres thick affect all units occurring in the LG3 Reservoir area.

Finally, some pegmatitic intrusions crosscut the basalt, the iron formation and the wacke. They vary from a few centimetres to more than 50 metres. They are composed of quartz and feldspar with lesser biotite and muscovite. Accessory minerals are tourmaline, garnet, amphibole and magnetite. Some feldspar phenocrysts are bigger than 50 cm and normally show myrmekitic textures with the quartz. Some pegmatites contain two micas, biotite and muscovite, while others have only one. It is the same for the accessory minerals, some pegmatites show all of them and others only one or two. The pegmatites are not present everywhere on the property. On the Orfée zone, the pegmatites are ubiquitous but on the Orfée East zone, only small ones were intersected. In drill holes, they show a massive texture and crosscut the foliation but in outcrop some of them are folded and the contacts are concordant to the foliation.

9.3 Glacial Geology

The main ice flow trends SW over the area (Prest *et al.*, 1967), following an older ice flow phase to the NW (285°) (Paradis and Boisvert, 1995; Veillette, 1995). Local striations confirm that general pattern with orientation clustering around 250° for the younger ice movement and some occurrences at 280° and 270° for the older ice flow. The unconsolidated cover is mostly composed of till (Fulton, 1995) which is favourable for the application of indicator tracing technique. However, three esker systems with lateral outwash material locally hampered till sampling, although that material appeared to be auriferous in the western part of the property (Charbonneau, 2009).

ITEM 10 DEPOSIT TYPES

The Poste Lemoyne Extension project was initiated to find an iron formation-hosted gold deposit. In this type of deposit, orebodies are often associated with a structural trap or influenced by the deformation. Some of the best known examples are Lupin (9 million tonnes at 10,75 g/t Au) in the NWT and Homestake Mine (147,7 million tonnes at 8,17 g/t Au), South Dakota, United States. The Orfée and Orfée East gold zones show all the characteristics of this type of deposit.

Recent work, in the eastern part (2008) and the northwestern part (2009-2010) of the property, highlights a potential to find magmatic gold porphyry (eastern part) or a metamorphic fluid/replacement-type Au (Cu-Ag) mineralization, where mineralized zones may be spatially and genetically related to an intrusive body or structural features. The LG3 area also highlights a strong potential to find a magmatic molybdenum porphyry system.

ITEM 11 MINERALIZATION

In the central and eastern area of the property, four gold zones each representing a type of gold mineralization have been discovered since the start of exploration in 1998 but recent work conducted near LG3 Reservoir has uncovered a few other types of mineralization and geological settings.

The first type of gold mineralization is present on the Orfée zone. It is a deformed iron formation along the contact between the Guyer basalt (north) and a wacke unit (south). In the zone, visible gold appears near a m-scale layer of massive, non-magnetic pyrrhotite with some pyrite, trace arsenopyrite and chalcopyrite. Orfée is 25 metres wide by 5 to 15 metres thick and has been tested vertically to 460 metres depth. In drill hole, the best intersection is 43,09 g/t Au over 11,65 m (uncut) (PLE02-020). In 2003, D'Amours estimated at 203,483 tonnes grading 14,5 g/t Au the resource of this zone.

The sulphide phases are dominated by pyrrhotite with traces of pyrite, arsenopyrite and chalcopyrite. Generally, they are in subconcordant veinlets and disseminated coarse grains, associated with chlorite-amphibole-enriched zones. In many drill holes, a replacement sequence is clearly observed. Magnetite is replaced by grunerite, then grunerite by pyrrhotite. Locally, the grunerite is absent; pyrrhotite replaces magnetite. The microscope studies of thin sections reveal that the alteration minerals, by importance, are grunerite, ferromagnesian carbonates, chlorite, epidote, and quartz. The studies also reveal that the gold grains are intergranular and as inclusions in pyrrhotite and magnetite.

The second type of gold mineralization and alteration is present in the Orfée East gold zone. It is an iron formation very similar to that observed in the Orfée zone, with the exception that pyrite is more abundant and locally dominant. Both iron formations in the zone are always anomalous in gold and sometimes have subeconomic gold values. Currently, the centre of interest in the Orfée East area is a deformed zone which develops at the fold hinge of a basaltic unit. In this deformed zone, the grain size of the mineralization and matrix becomes centimetric. The deformed zone is moderately to highly altered in silica, carbonate, biotite and tourmaline. The sulphides observed are: pyrite (1-25%), pyrrhotite (5-25%), trace to 2% arsenopyrite and trace chalcopyrite. Sulphides are intersertal to silicates. They are disseminated or in mm-scale to cm-scale veinlets, concordant or not, demonstrating the remobilized nature of the mineralization. In drill holes that cut across the middle of the deformed zone ("paragneiss"), visible gold has been observed. The best intersection assayed 3,09 g/t Au over 26,0 metres at 334 metres depth; this intersection includes 30,11 g/t Au / 1,0 m, 2,54 g/t Au / 10,0 m, and 12,0 g/t Au / 1,0 m (PLE07-105).

The basalt in the hanging wall (north) of the mineralized and deformed zone is also weakly to strongly altered to silica, carbonates, biotite and tourmaline, and it is mineralized (1 to 5%) in pyrrhotite, pyrite and arsenopyrite for up to 50 metres. This altered basalt is generally anomalous in gold (100 to 1000 ppb Au) with locally subeconomic gold values (1,0 g/t to 5,0 g/t Au).

Gold zones observed at the Guylaine, AIM and Sue showings are representative of the third type of gold mineralization known on the property. These showings mainly consist of amphibolitized mafic lavas with minor sedimentary rocks and a few pegmatite dykes. Observed sulphides (tr-20%) include pyrite, pyrrhotite, and trace molybdenite, in disseminations and occasionally as mm-scale to cm-scale veinlets crosscutting the foliation. Types of alteration observed include variable amounts of epidotization, chloritization, silicification, biotite alteration, and hematite alteration. Best results include: 0,60 g/t Au / 10,0 m (TR-PL-08-001B), 0,36 g/t Au / 20,6 m (TR-PL-08-001D), 0,80 g/t Au / 11,0 m, incl. 3,16 g/t Au / 2,0 m (TR-PL-08-024), and 1,02 g/t Au / 4,0 m (TR-PL-08-011). Nearly all the samples collected in mafic lavas show anomalous to subeconomic gold grades.

The fourth type of gold mineralization occurs in the diorite sill, which is more than 3 km long. The diorite rarely outcrops and it was discovered based on the presence of erratic boulders that graded up to 18,26 g/t Au. A few thin sections were prepared from diorite samples to confirm lithological facies (Tremblay, 2009). The gold-bearing diorite contains 30% feldspar phenocrysts (PG>ML) (<0.6mm) in a groundmass composed of 45% feldspar (PG-ML), 10% quartz, and 15% actinolite and biotite. Accessory minerals include: albite, apatite, epidote, chlorite, along with traces of carbonates, allanite, zircon, titanite and rutile.

Mineralization consists of 1 to 5% disseminated sulphides. Pyrite is the dominant sulphide phase although minor amounts of pyrrhotite, chalcopyrite and arsenopyrite are also present. Free gold was observed in a few polished thin sections. The diorite is weakly magnetic. A few traces of molybdenite and galena were described in quartz veinlets. We observed several types of alteration, either distinct from one another or overlapping (Si, HM, EP, CB, BO, CL and K-FP). Trenches exposed a multitude of auriferous zones with anomalous to subeconomic gold grades, among which 0,37 g/t Au / 14,0 m (TR-PL-08-003A), 0,34 g/t Au / 29,9 m and 1,05 g/t Au / 17,0 m (TR-PL-08-004), and 0,65 g/t Au / 10,8 m incl. 1,02 g/t Au / 6,5 m (TR-PL-08-12).

Recent work near LG3 Reservoir led to the discovery of a few new types of mineralization and geological settings. In most of the new gold showings, disseminated pyrite (1-10%) is the dominant type of mineralization. In addition to the settings discussed above, gold showings were also uncovered at the contact between felsic intrusive units and mafic units (EDY showing), in metre-scale layers of sericite schist in a felsic intrusive, and in mylonite zones (David showing) several metres wide in contact with an intrusive unit.

The EDY gold showing occurs in a granitic intrusive in contact with mylonitic amphibolite. Discordant centimetre-scale veins with quartz-tourmaline±sericite and 10% pyrite mineralization are injected in the intrusive from the mylonitic zone. Visible gold is locally observed in these veins. Best results from channel samples include 32,82 g/t Au / 1,0 m, 20,98 g/t Au / 2,0 m, and 5,13 g/t Au / 3,0 m (TR-PL3-09-010).

The David gold showing and its immediate vicinity display two types of gold mineralization. The first occurs in metre-scale mylonitic zones with 1-5% pyrite mineralization. The mylonite zones mainly consist of diorite but also contain alternating metre-scale bands of sedimentary rocks and amphibolites. Silica, sericite, and amphibolite alteration patterns of variable intensity are observed. In addition, deformed centimetre-scale veins with quartz-amphibole-epidote-calcite±diopside and up to 10% pyrite-pyrrhotite mineralization are also present. Best results in channel samples are: 1,74 g/t Au / 5,8 m and 2,88 g/t Au / 1,0 m on the David showing (TR-PL3-09-007). The mylonite that hosts gold mineralization at the showing is in contact to the south with a quartz-phyric felsic intrusive (QFP) that graded 1.18 g/t Au / 4.9 m. This intrusive, uncovered in 2010, has now been traced over 1,75 km strike length along an east-west axis, by 90 to 200 metres in thickness. It is characterized by the presence of <40% feldspar phenocrysts (0,5-4 cm) and trace to 8% quartz phenocrysts (<0,6 mm) in a groundmass composed of feldspar-quartz-biotite±amphibole±chlorite. Many metre-scale, conformable deformation corridors are strongly silicified, sericitized, and mineralized with 1 to 10% pyrite. Many of the latter yielded gold anomalies and visible gold was observed in one corridor (PLE11-149). The best intersection obtained in trenches is: 1,37 g/t Au / 5,0 m (TR-PL3-10-042) and in drill holes : 0,39 g/t Au / 60,0m , including 6,62 g/t Au / 1,0m (PLE11-149), 1,83 g/t Au / 4,0m (PLE11-153) and 3,04 g/t Au / 2,1m (PLE11-156).

More than 30 molybdenum occurrences were also uncovered in the LG3 area. They consist of molybdenite disseminations and veinlets hosted in an intermediate intrusive with a high concentration of feldspar phenocrysts (0.3 to 10.0 cm) and in metre-scale biotite schist units. These schists correspond to deformation zones that cut across an ultramafic unit.

One last type of mineralization uncovered in the fall of 2009 near the Transtaïga road consists of a sericite schist a few metres wide, with pyrite, pyrrhotite, chalcopyrite and sphalerite mineralization. This schist developed in a deformation zone at the contact between an arenite unit several metres thick and a thin ultramafic unit. The best grab sample yielded 1,24% Zn, 3,68% Cu, and 29,4 g/t Ag (#170401).

ITEM 12 EXPLORATION

Exploration work carried out in the winter 2011 consisted in diamond drill program and a IP survey of 40 line-km.

ITEM 13 DRILLING

A 13-hole drilling program totalling 4,020 metres was carried out on the Poste Lemoyne Extension property from January 14 to March 14, 2011. All holes were drilled on the David grid and targeted the quartz-feldspar-phyric felsic intrusive (Map 1). This intrusive body was discovered during the 2010 field program and contains several multi-metre-scale shear zones characterized by silica and sericite alteration. The zones are anomalous in gold and may represent the source of the very strong gold anomalies in till samples from the area. The technical characteristics of the drill holes are presented in Table 2.

The drill holes targeting the QFP felsic intrusive all intersected a similar lithological sequence. Table 3 summarizes the lithologies encountered and the gold-bearing intersections. The sequence begins in the north with a layer of amphibolitized basalt containing some sedimentary horizons (conglomeratic wacke), each several metres thick, along with dykes of dioritic composition. The basalt displays local, weak to moderate alteration characterized by quartz, biotite, chlorite, epidote and/or carbonate minerals, and contains trace amounts to 2% pyrite-pyrrhotite, locally up to 5%. Following the basalt is several tens of metres of a feldspar-phyric diorite unit (phenocrysts <6 mm), locally silicified and mineralized with trace amounts to 2% pyrite. A mylonite zone extending over several tens of metres marks the southern contact between the diorite and the QFP felsic intrusive. The mylonite is generally strongly silicified accompanied by weak to moderate muscovite and biotite alteration and is mineralized with trace to 5% pyrite and traces of pyrrhotite. The David showing occurs within this mylonite zone. The lithological sequence continues with 90 to 192 metres of quartz-feldspar-phyric (QFP) felsic intrusive. As described above, the intrusive contains metre- to multi-metre-scale zones defined by an increase in deformation intensity and silica and sericite alterations. Locally, the rock is sericite schist. The zones display pyrite mineralization in trace amounts to 10%, and are often enriched in gold. The lithological sequence ends in the south with a unit of amphibolitized basalt displaying the same types of alteration and mineralization as the basalts at the north end of the sequence. All units display foliation ranging from 260°-080° to 240°-060°, concordant with the regional foliation. The dip is subvertical. However, two holes drilled on section 0+00 (PLE11-149 and 157), suggest that the northern contact of the QFP has a dip of approximately 85° to the south and the southern contact has a subvertical to 88^0 dip to the north.

Table 2: Technical characteristics of the 13 holes drilled in the winter 2011.

Hole	Line	Station	Azimuth / Dip	Length (m)	Recovered core (m)	No. samples (total metres)	Target
PLE11-148	2+00E	0+95S	N175 / -45	186.00	181.50	187 (181.55m)	IP anomaly in the QFP felsic intrusive
PLE11-149	0+00E	0+45S	N175 / -45	315.00	311.30	311 (311.30m)	QFP felsic intrusive
PLE11-150	*2+00W*	*0+50S*	*N175 / -45*	*10.00*	*6.00*	*6 (6.00m)*	*Abandoned (technical problem)*
PLE11-150A	2+00W	0+49S	N175 / -45	391.75	388.75	367 (363.85m)	QFP felsic intrusive
PLE11-151	7+00E	1+20N	N178 / -45	325.00	322.00	310 (310.30m)	David showing and the QFP felsic intrusive
PLE11-152	6+00E	1+25N	N178 / -45	375.00	371.10	364 (362.45m)	David showing and the QFP felsic intrusive
PLE11-153	8+00E	0+35N	N178 / -45	216.00	213.00	212 (212.50m)	David showing and the QFP felsic intrusive
PLE11-154	10+00E	0+65N	N176 / -46	189.00	186.00	185 (185.00m)	QFP felsic intrusive, 300m east of David showing,
PLE11-155	9+00E	0+65N	N176 / -47	240.00	237.00	237 (237.00m)	QFP felsic intrusive, 200m east of David showing
PLE11-156	4+00E	0+70N	N176 / -45	336.00	331.25	331 (331.25m)	QFP felsic intrusive, central area
PLE11-157	0+00E	0+50N	N177 / -47	519.00	515.30	496 (496.00m)	QFP felsic intrusive, 100m under PLE11-149 (VG)
PLE11-158	*5+00W*	*2+30S*	*N178 / -45*	*24.00*	*20.00*	*14 (14.20m)*	*Abandoned (technical problem)*
PLE11-158A	5+00W	2+30S	N176 / -47	324.00	320.80	268 (268.45m)	Western extension of the QFP felsic intrusive
PLE11-159	*9+26W*	*4+15S*	*N356 / -45*	*12.00*	*4.00*	*0*	*Abandoned (technical problem)*
PLE11-159A	9+25W	4+15S	N356 / -45	312.00	303.00	260 (260.00m)	IP anomalies up-ice of a 11.03 g/t Au boulder
PLE11-160	12+00E	1+85N	N175 / -45	246.00	242.30	224 (224.40m)	Eastern extension of the QFP felsic intrusive
13 completed drill holes				**4,020.75**	**3953.30**	**3,772 samples (3,769.25 m)**	

Holes PLE11-148 to 150A and PLE11-156 to 158A investigated the western part of the felsic QFP intrusive between grid lines 5+00W and 4+00E. Eight till samples between lines 1+00E and 4+00W yielded from 100 to 692 gold grains. The lithological sequence in this area is characterized by the presence of a decametre-scale layer or dyke of dioritic composition accompanied by several metres of a second mylonite zone in the QFP intrusive. Moreover, the two mylonite zones in this area are characterized by the presence of late and highly discordant breccias (<0.5 m) and stockworks (<1.5 m) of silica-calcite-fluorite with sphalerite and galena mineralization (traces to 2%).

Hole PLE11-148 targeted an IP anomaly in the felsic QFP intrusive. Within this unit, the hole intersected several multi-metre-scale shear zones with silica-sericite alteration, one of which, a 4.2-metre zone with 5 to 10% disseminated pyrite, graded 4.11 g/t Au over 1.0 m. This latter zone corresponds to the IP anomaly. The last few metres of the hole also revealed a new gold-bearing zone in the southern basalt. The basalt layer displays traces of pyrite and weak to moderate alteration as pervasive silicification-carbonatization and as fine quartz-calcite veinlets discordant to the foliation. This type of alteration and mineralization is fairly common in basalts of the region although they rarely yield anomalous gold values, but in this case, the last three metres of the hole graded 6.68 g/t Au over 3.0 m. The results were surprising enough to warrant shipping the sample rejects to another laboratory for verification, which returned similar results. In addition, metallic sieve analyses (whole-sample analyses) were also request, which again produced similar values. On the other hand, the grades could not be reproduced on quarter-split samples from the remaining core. Table 6 in Item 16 (Data Verification) provides a list of the results.

Hole PLE11-149 was drilled 200 metres west of PLE11-148. The objective was to investigate the lateral extension of the IP anomaly in hole 148, but also to completely pass through the QFP intrusive. The hole yielded an anomalous section of the intrusive grading 0.39 g/t Au over 60.0 m, characterized by the presence of several anomalous and sericitized deformation zones. Three fine gold grains were observed in one of the zones, which graded 6.62 g/t over 1.0 m. Another hole, PLE11-157, was drilled 100 metres under the PLE11-149. The QFP intrusive yielded an intersection of 0.38 g/t Au over 27.0 m, and the best gold intersection in the deformation zones was 1.85 g/t Au over 2.0 m, although no gold grains were observed. Unlike PLE11-148, holes PLE11-149 and 157 did not intersect the gold-bearing zone in the south wall basalt.

Hole PLE11-150A was drilled on line 2+00W. The objective of the hole was to investigate the area with auriferous tills and completely pass through both the mylonitic zone and QFP intrusive. The lithological sequence observed in core was similar to the sequence encountered in the preceding holes, but yielded only few gold anomalies and there were less deformed and sericitized zones in the QFP intrusive.

Hole PLE11-158 investigated the western lateral extension of the QFP intrusive in an area devoid of outcrops. The lithological sequence was again very similar to that of previous holes and the QFP intrusive was intersected for more than 120 metres. Few sericitized deformation zones were observed, two of which yielded anomalous sections of 1.27 and 1.23 g/t Au over 1.0 m.

The westernmost hole, PLE11-159, targeted a triple IP anomaly up-ice of an erratic boulder that yielded 11.03 g/t Au. The proximity of the LG-3 reservoir meant that the hole had to be drilled to the north. The lithological sequence mainly consisted of basalt with several metre-scale intermediate to felsic dykes and a diorite dyke measuring about thirty metres in core. The observed sulphides rarely exceeded 10% and may partially explain the IP anomalies. No significant gold anomalies were obtained.

Hole PLE11-156 occurs in the central part of the QFP intrusive, between the area with anomalous tills to the west and the David showing to the east. The lithological sequence was again similar to the sequence in other holes, but this hole gave the longest QFP interval of about 192 metres. Several sericitized deformation zones were noted. Three of these yielded gold anomalies of 1.03, 1.06 and 1.41 g/t Au over 1.0 m, and one graded 3.04 g/t Au over 2.1 m near the southern contact of the intrusive.

Holes PLE11-151 to 155 and PLE11-160 investigated the eastern part of the QFP intrusive, between lines 5+00E and 12+00E. The area reveals few gold anomalies like the David showing on line 7+00E (TR-PL3-09-007: 1.74 g/t Au / 5.8 m) and the trench TR-PL3-10-042 on line 8+50E that graded 1.37 g/t Au over 5.0 m, 1.11 g/t Au over 3.0 m and 1.84 g/t Au over 2.0 m. The area is also notable for two till samples on line 5+00E that yielded 251 and 362 gold grains. The lithological sequence is similar to the one observed in the western part of the area, except that only one decametre-scale mylonite zone is present and it appears to be separated from the northern contact of the QFP intrusive over a distance of several hundred metres.

Hole PLE11-151 investigated the David showing at depth. It intersected the mylonite and the QFP intrusive over their entire widths. The gold grades obtained for the David showing at the contact between the mylonite zone and the QFP intrusive were not repeated at depth, but several sericitized shear zones in the intrusive yielded anomalous gold-bearing intervals, including 1.03 g/t Au over 2.0 m and 1.68 g/t Au over 1.0 m.

Hole PLE11-152 investigated the western lateral extension of the David showing. The lithological sequence is similar to other holes, except that basalt encountered at the beginning of the hole returned a gold-rich interval of 12.91 g/t Au over 1.0 m. This interval was from a small, metre-scale silicified zone with 10 to 15% pyrite. In addition, the mylonite corresponding to the extension of the David showing yielded several anomalous gold values, including 2.64 g/t Au over 1.0 m at the contact with a dioritic dyke. The sericitized zones in the QFP intrusive returned some weak anomalous gold intersections.

Holes PLE11-153 to 155 investigated the QFP intrusive to the east of the David showing using a drill spacing of 100 m. They all intersected the same lithological sequence and the only gold anomalies were detected in sericitized zones within the QFP intrusive. The best intervals were from hole PLE11-153 with 1.83 g/t Au over 4.0 m, and hole PLE11-155 with 2.47 g/t Au over 1.0 m.

The last hole in the program, PLE11-160, investigated the eastern area of the intrusive, beneath an outcrop exposing a shear zone grading 2.74 g/t Au in grab sample. The lithological sequence is slightly different from the sequence observed in previous holes by the almost complete absence of diorite in the mylonite zone. The beginning of the hole reveals a conglomeratic wacke in contact, to the south, with the QFP intrusive. The mylonite zone occurs along the contact between the two units. Several sericitized zones were observed and yielded some anomalous gold-bearing intersections, including 1.08 g/t Au over 5.9 m. An interesting feature in this hole is the presence of some discordant centimetre-scale veins of quartz-calcite-fluorite±sphalerite±galena in the mylonite zone along the northern contact which show up again and for the first time, in discordant mm-scale veins the QFP intrusive.

Table 3: Summary of the lithological units and gold intersections in holes drilled on the David Grid in the winter 2011.

Hole	From	To	Lithologies	From
PLE11-148	5	147	QFP felsic intrusive tr-2% PY + Silicified sericite schist tr-10% PY	0,86 g/t Au / 1,0m (28,0-29,0)
				and 0,44 g/t Au / 4,0m (52,0-56,0)
				and 4,11 g/t Au / 1,0m (103,8-104,8)
	147	186	Basalt 1-10% PY	0,35 g/t Au / 7,0m (137,0-144,0)
				and 6,68 g/t Au / 3,0m (183,0-186,0)
PLE11-149	4	63	Diorite tr-2% PY	
	63	82	Mylonite tr-5% PY tr PO	
	82	125	QFP felsic intrusive tr-2% PY	0,75 g/t Au / 1,0m (82,0-83,0)
	125	159	Diorite tr-2% PY	
	159	288	QFP felsic intrusive tr-2% PY + Silicified sericite schist tr-10% PY **Au**	0,39 g/t Au / 60,0m (165,0-225,0)
				incl, 0,46 g/t Au / 6,0m (165,0-171,0)
				incl, 6,62 g/t Au / 1,0m (186,0-187,0)(Au)
				incl, 1,13 g/t Au / 1,0m (194,0-195,0)
				incl, 0,80 g/t Au / 3,0m (207,0-210,0)
				and 1,49 g/t Au / 5,0m (268,0-273,0)
	288	315	Basalt tr PY	
PLE11-150a	3	114	Basalt tr PO-PY	
	114	164	Diorite tr-1% PY	
	164	201	Mylonite 1-10% PY	
	201	230	QFP felsic intrusive 1% PY	
	230	270	Diorite tr PY	0,58 g/t Au / 1,0m (248,0-249,0)
	268	272	Mylonite 2-5% PY	
	270	358	QFP felsic intrusive tr-2% PY	0,82 g/t Au / 1,0m (311,0-312,0)
	358	391	Basalt 1-2% PY	1,03 g/t Au / 1,3m (366,0-367,3)
PLE11-151	3	14	Basalt tr PY-PO	
	14	46	Diorite tr PY	
	46	81	Conglomerates tr-10% PY	0,72 g/t Au / 1,0m (75,0-76,0)
	81	125	Mylonite 1-7% PY	
	125	297	QFP felsic intrusive tr-1% PY + Silicified sericite schist tr-10% PY	**1,03 g/t Au / 2,0m (204,0-205,0)**
				1,68 g/t Au / 1,0m (247,0-248,0)
				0,61 g/t Au / 3,1m (269,0-272,1)
	297	313	Basalt tr PY	
PLE11-152	4	63	Basalt tr PY-PO	**12,91 g/t Au / 1,0m (51,0-52,0)**
	55	87	Mylonite 1-2% PY	
	87	108	Conglomerates 1-15% PY	
	108	150	Mylonite 1-7% PY	0,51 g/t Au / 0,75m (126,75-127,5)
	136	146	Diorite tr-1% PY	2,64 g/t Au / 1,0m (135,0-136,0)
	150	286	QFP felsic intrusive tr-1% PY + Silicified sericite schist 2-10% PY	0,82 g/t Au / 4,0m (153,0-157,0)
				0,58 g/t Au / 2,0m (218,0-220)
				0,65 g/t Au / 1,0m (240,0-241,0)
	286	375	Basalt tr PY	
PLE11-153	3	54	Diorite tr-1% PY, Wacke tr PY-PO	
	54	170	QFP felsic intrusive tr-1% PY + Silicified sericite schist 2-10% PY	0,37 g/t Au / 4,0m (81,0 - 85,0)
				1,83 g/t Au / 4,0m (91,0-95,0)
				0,65 g/t Au / 1,25m (160,75 - 162,0)

	170	182	Diorite tr-1% PY	
	182	216	Basalt t-2% PY	
PLE11-154	3	157	QFP felsic intrusive tr-1% PY + Silicified sericite schist 1-5% PY	0,88 g/t Au / 3,0m (83,0-86,0)
				0,82 g/t Au / 1,0m (110,0-111,0)
				0,62 g/t Au / 1,2m (117,8-119,0)
				0,79 g/t Au / 1,1m (129,0-130,1)
	157	189	Basalt t-2% PY	
PLE11-155	3	13	Diorite tr-2% PY	
	13	30	Conglomerates tr-2% PY	
	30	56	Diorite tr-2% PY	
	56	60	Basalt t-3% PY	
	60	191	QFP felsic intrusive tr-1% PY + Silicified sericite schist 1-5% PY	2,47 g/t Au / 1,0m (143,0-144,0)
				0,50 g/t Au / 15,25m (150,75-166,0)
	191	240	Basalt t-2% PY	
PLE11-156	5	7	Diorite tr PY	
	7	60	Conglomerates tr-7% PY	
	60	94	Mylonite 1-7% PY	
	94	286	QFP felsic intrusive tr-1% PY + Silicified sericite schist 1-7% PY	1,03 g/t Au / 1,0m (101,0-102,25)
				1,06 g/t Au / 1,0m (162,0-163,0)
				1,41 g/t Au / 1,0m (206,0-207,0)
				3,04 g/t Au / 2,1m (245,1-247,2)
	286	336	Basalt t-3% PY	0,86 g/t Au / 1,25m (291,75-293m)
PLE11-157	3	18	Basalt t-2% PY-PO	
	18	25	Tonalite tr-3% PY	
	25	87	Conglomerates 1-10% PY	
	87	95	Tonalite tr-2% PY	
	95	125	Basalt t-2% PY tr PO-CP	
	125	254	Mylonite 1-7% PY, Felsic volcanic tr	
	254	285	Felsic Dyke tr-3% PY	
	285	336	Diorite + Biotite tr-7% PY	0,38 g/t Au / 27,0m (321,0-348,0)
	328	437	QFP felsic intrusive tr-1% PY + Silicified sericite schist 1-7% PY	**incl, 1,85 g/t Au / 2,0m (327,0-329,0)**
				0,62 g/t Au / 1,0m (381,0-382,0)
				0,58 g/t Au / 1,0m (386,0-387,0)
				0,44 g/t Au / 3,0m (400,0-403,0)
				0,59 g/t Au / 5,0m (416,0-421,0)
	437	516	Basalt t-3% PY	0,89 g/t Au 1,0m (479,0-480,0)
PLE11-158a	24	51	Diorite tr-2% PY	
	51	95	Mylonite tr-7% PY, Diorite tr-2% PY	
	95	105	QFP Dyke 1-3% PY	
	105	151	Basalt tr-3% PY, Mylonite 2-5% PY	
	151	272	QFP felsic intrusive tr-3% PY + Silicified sericite schist 2-5% PY	1,27 g/t Au / 1,0m (214,0-215,0)
				1,23 g/t Au / 1,0m (236,0-237,0)
	272	309	Basalt tr-2% PY, dykes I1-I2	
	309	324	Tonalite tr PY	
PLE11-159a	9	60	Basalt tr-1% PY, felsic dykes tr-2% PY	
	60	89	Diorite tr-15% PY, mylonite 1-5% PY,	
	89	312	Basalt tr-10% PY, intermediate to felsic dykes	0,62 g/t Au /1,0m (111,0-112,0)
				0,86 g/t Au / 1,0m (214,0-215,0)

PLE11-160	3	77	Conglomerate - Wacke tr-2PY	
	77	215	QFP felsic intrusive 1-5% PY + Silicified sericite schist 2-7% PY	0,79 g/t Au / 6,6m (126,5 - 133,1)
				1,08 g/t Au / 5,9m (160,1 - 166,0)
				1,44 g/t Au / 1,0m (209,0-210,0)
	215	218	Tonalite 1-5% PY	
	218	246	Basalt tr-5% PY, tonalite dykes	

ITEM 14 SAMPLING METHOD AND APPROACH

The QFP felsic intrusive, diorite units and mylonite zones were systematically sampled in all holes. All the altered or mineralized zones in the north and south basalts were also sampled. Generally, samples were taken every metre (3,772 samples: 3,769.25 m) but those with lengths of more or less than one metre reflect a change in lithology or sulphide concentration. The split core samples were immediately placed in plastic sample bags, tagged and recorded with unique sample numbers. A second tag with the same unique number was also placed in the core box at the beginning of each sample. Sealed samples were placed in shipping bags, which in turn were sealed with plastic tie straps or fibreglass tape. The bags remained sealed until they were opened by Laboratoire Expert personnel in Rouyn-Noranda, Québec.

All samples were sent to the lab for gold analysis by fire assay and those yielding values over 500 ppb Au were gravimetrically checked. Samples with base metal mineralization were also checked by the ICP (scan 30) multi-element method. Two samples were sent to the lab for gold analysis by metallic sieve as a verification procedure. Laboratoire Expert, in Rouyn-Noranda, was mandated to perform the gold assays and sample preparation. Laboratoire Expert sent all samples for multi-element assays to Activation Laboratories in Ancaster, Ontario.

ITEM 15 SAMPLE PREPARATION, ANALYSIS AND SECURITY

Core splitting was completed under the direction of Alain Cayer, author of this report or David Vachon, second geologist in charge .

All samples were initially stored in the camp. Samples were not secured in locked facilities; this precaution deemed unnecessary due to the remote camp location. Samples were then loaded directly on a truck for transport to Rouyn-Noranda. Samples were delivered by Services Techniques Geonordic personnel or by KEPA transport, a James Bay freighting company, to Laboratoire Expert's sample preparation facility in Rouyn-Noranda.

Upon receipt, samples were placed in numerical order and compared with the packing list to verify receipt of all samples. If the received samples did not correspond to the list, the customer was notified.

Samples are dried if necessary and then reduced to -1/4 inch with a jaw crusher. The jaw crusher is cleaned with compressed air between samples and barren material between sample batches. The sample is then reduced to 90% -10 mesh with a rolls crusher. The rolls crusher is cleaned between samples with a wire brush and compressed air and barren material between sample batches. The first sample of each sample batch is screened at 10 mesh to determine that 90% passes 10 mesh. Should 90% not pass, the rolls crusher is adjusted and another test is done. Screen test results are recorded in the logbook provided for this purpose. The sample is then riffled using a Jones-type riffle to approximately 300 g. Excess material is stored for the customer as a crusher reject. The 300-g portion is pulverized to 90% -200 mesh in a ring and puck type pulverizer; the pulverizer is cleaned between samples with compressed air and silica sand between batches. The first sample of each batch is screened at 200 mesh to determine that 90% passes 200 mesh. Should 90% not pass, the pulverizing time is increased and another test is done. Screen test results are recorded in the logbook provided for this purpose.

15.1 Gold Fire Assay Geochem

A 29.166-g sample is weighted into a crucible that has been previously charged with approximately 130 g of flux. The sample is then mixed and 1 mg of silver nitrate is added. The sample is then fused at 1800°F for approximately 45 minutes. The sample is then poured in a conical mold and allowed to cool; after cooling, the slag is broken off and the lead button weighing 25-30 g is recovered. This lead button is then cupelled at 1600°F until all the lead is oxidized. After cooling, the dore bead is placed in a 12 × 75 mm test tube. 0.2 ml of 1:1 nitric acid is added and allowed to react in a water bath for 30 minutes; 0.3 ml of concentrated hydrochloric acid is then added and allowed to react in the water bath for 30 minutes. The sample is then removed from the water bath and 4.5 ml of distilled water is added, the sample is thoroughly mixed, allowed to settle and the gold content is determined by atomic absorption.

Each furnace batch comprises 28 samples that include a reagent blank and gold standard. Crucibles are not reused until we have obtained the results of the sample that was previously in each crucible. Crucibles that have had gold values of 200 ppb are discarded. The lower detection limit is 2 ppb and samples assaying over 500 ppb are checked by gravimetric assay.

15.2 Gold Fire Assay Gravimetric

A 29.166-g sample is weighed into a crucible that has been previously charged with approximately 130 g of flux. The sample is then mixed and 2 mg of silver nitrate is added. The sample is then fused at 1800°F for approximately 45 minutes. The sample is then poured in a conical mold and allowed to cool; after cooling, the slag is broken off and the lead button weighing 25-30 g is recovered. This lead button is then cupelled at 1600°F until all the lead is oxidized. After cooling, the dore bead is flattened with a hammer and placed in a porcelain parting cup. The cup is filled with 1:7 nitric acid and heated to dissolve the silver. When the reaction appears to be finished, a drop of concentrated nitric acid is added and the sample is observed to ensure there is no further action. The gold bead is then washed several times with hot distilled water, dried, annealed, cooled and weighed.

Each furnace batch comprises 28 samples that include a reagent blank and gold standard. Crucibles are not reused until we have obtained the results of the sample that was previously in each crucible. Crucibles that have had gold values of 3.00 g/t are discarded. The lower detection limit is 0.03 g/t and there is no upper limit. All values over 3.00 g/t are verified before reporting.

15.3 Metallic Sieve

The total sample is dried, crushed, and pulverized then screened using a 100-mesh screen. The –100-mesh portion is mixed and assayed in duplicate by fire assay gravimetric finish as well as all of the +100-mesh portions. All individual assays are reported as well as the final calculated value.

15.4 Multi-Elements (from www.actlabs.com : Code 1E1–Aqua Regia-ICP-OES)

A 0.5-g sample is digested with *aqua regia* (0.5 ml H_2O, 0.6 ml concentrated HNO_3 and 1.8 ml concentrated HCl) for 2 hours at 95°C. The sample is cooled then diluted to 10 ml with deionized water and homogenized. The samples are then analyzed using a Perkin Elmer OPTIMA 3000 Radial ICP for the 30-element suite. A matrix standard and blank are run every 13 samples.

A series of USGS geochemical standards are used as controls. Digestion is near total for base metals, however will only be partial for silicates and oxides.

Table 4: Code 1E1 Elements and Detection Limits (ppm)

Element	Detection Limit	Upper Limit
Ag*	0,2	100
Al*	0,01%	-
As*	10	10,000
Ba*	1	-
Be*	1	-
Bi	10	-
Ca*	0,01%	-
Cd	0,5	2,000
Co*	1	10,000
Cr*	2	-
Cu	1	10,000

Element	Detection Limit	Upper Limit
Fe*	0,01%	-
K*	0,01%	-
Mg*	0,01%	-
Mn*	2	100,000
Mo*	2	10,000
Na*	0,01%	-
Ni*	1	10,000
P*	0,001%	-
Pb*	2	5,000
S*	0,001%	20%

Element	Detection Limit	Upper Limit
Sb*	10	-
Sc*	1	-
Sn*	10	-
Sr	1	-
Ti*	0,01%	-
V*	1	-
W*	10	-
Y*	1	-
Zn*	1	10,000
Zr*	1	-

* Element may only be partially extracted,

ITEM 16 DATA VERIFICATION

All samples were analyzed for gold via fire assay. As a verification procedure, all samples returning grades for gold above 500 ppb were re-analyzed by gravimetric assay. The lab results are presented as Appendix 4. Also, some standards and blank samples were introduced in every shipment. The seven (7) types of standards used (Table 5) were purchased from Rocklabs. Their grades range from 0.848 to 30.14 g/t Au. One standard, DV16, is a mixture produced by combining equal parts of standards SQ28 (30.14 g/t Au) and SL34 (5,893 g/t Au). Blank samples consist of crushed (3/4) calcite and silica, commonly referred to as "marble aggregate" in the landscaping industry. Thirty-kilogram (30-kg) bags were purchased at a local retailer in Rouyn-Noranda.

As mentioned above, it was surprising that the last metres of hole PLE11-148 intersected an anomalous gold zone. It was therefore decided to double-check the results by sending the sample rejects to another laboratory for gold analysis, and sending new quarter-split core samples for analysis. In addition, metallic sieve analysis were also requested to determine whether they contain free grains of coarse gold. Table 6 summarizes the results obtained from the two laboratories. The results demonstrate that gold is present in the first (half-split) core samples. The similar grades from different types of laboratory analyses leave some doubt about whether the sample rejects were may be contaminated. Nevertheless, the failure to reproduce the gold grades using the quarter-split core samples suggests that gold may be present as coarse free grains in this alteration zone.

Table 5: Standard and blank samples of the winter 2011 drilling program.

Standards (Au ppm)	Hole Name	Sample Number	Au (ppm)
SF45 0.848 (±0.010)	PLE11-148	222169	0.86
	PLE11-149	222301	0.84
	PLE11-150A	222599	0.86
		222806	0.86
		222871	0.86
SH41 1.344 (±0.015)	PLE11-148	222050	1.37
	PLE11-149	222371	1.37
		222459	1.34
	PLE11-150A	222534	1.37
		222651	1.37
		222727	1.37
	PLE11-151	223051	1.37
		223060	1.37
	PLE11-152	223201	1.30
		223353	1.44
		223365	1.37
		223550	1.37
	PLE11-153	223701	1.41
		223798	1.47
	PLE11-154	223848	1.51
		223992	1.41
	PLE11-155	214543	1.44
		214700	1.41
	PLE11-156	214799	1.44
		214865	1.37
		215083	1.71
	PLE11-157	215156	1.41
		215200	1.34
		215287	1.41
	PLE11-158A	220200	1.44
		220400	1.44
	PLE11-159A	220483	1.65
	PLE11-160	224800	1.37
SL46 5.867 (±0.066)	PLE11-151	222966	5.83
SL34 5.893 (±0.057)	PLE11-148	222102	5.93
	PLE11-149	222279	5.93
	PLE11-151	223159	5.83

	Hole Name	Sample Number	Au (ppm)
Blank	PLE11-148	222042	0.003
		222112	0.003
		222170	0.003
	PLE11-149	222280	0.003
		222372	0.003
		222461	0.003
	PLE11-150A	222536	0.003
		222600	0.003
		222652	0.003
		222728	0.003
	PLE11-151	222968	0.003
		223160	0.003
	PLE11-152	223294	0.003
		223444	0.003
	PLE11-153	223628	0.003
		223700	0.003
		223749	0.003
		223795	0.003
	PLE11-154	223847	0.003
		223934	0.003
		223991	0.003
	PLE11-155	214524	0.003
		214602	0.003
		214699	0.003
	PLE11-156	214795	0.003
		214864	0.003
		214900	0.003
		214938	0.003
		215033	0.003
		215080	0.218
	PLE11-157	215154	0.003
		215276	0.003
		215335	0.003
		215400	0.003
		220040	0.003
		220095	0.003
	PLE11-158A	220199	0.003
		220273	0.003

	PLE11-152	223293	5.90			220399	0.003
		223443	5.83		PLE11-159A	220482	0.003
		223502	6.03			224533	0.003
	PLE11-153	223750	6.00			224685	0.003
	PLE11-157	215349	5.73		PLE11-160	224799	0.003
DV16 Approx 18,0	PLE11-157	215404	17.21			224849	0.003
	PLE11-160	224850	17.35				
SP37 18.14 (± 0.15)	PLE11-153	223676	18.00				
	PLE11-155	214645	18.82				
	PLE11-156	215034	17.97				
	PLE11-158A	220274	18.07				
	PLE11-159A	224534	17.83				
		224686	18.72				
SQ28 30.14 (±0.300)	PLE11-151	222894	30.57				
	PLE11-154	223935	29.69				
	PLE11-156	214940	30.24				
	PLE11-157	220031	30.24				
		220096	28.94				

Table 6: Analyses from two laboratories for five drill core samples from holes PLE11-148.

				Half-split of the core									Quarter-split of the core			
					Lab. Expert				Lab. ALS		Metallic Sieve - Lab. ALS		Lab. Expert			Metallic Sieve - Lab. Expert
Hole Name	From (m)	To (m)	Length (m)	Sample Number	Au	Au-Dup	Au	Au-Dup	Au-AA23	Au-GRA21	Au-AA25	Au-AA25 D	Sample number	Au	Au-Dup	Au
					FA-GEO	FA-GEO	FA-GRAV	FA-GRAV	Au	Au-GRA21	Au	Au		FA-GEO	FA-GEO	FA-MET
					ppb	ppb	g/t	g/t	ppm	ppm	ppm	ppm		ppb	ppb	g/t
PLE11-148	*181*	*182*	*1*	*222184*	*59*				*0.01*				*223219*	*12*	*13*	
	182	*183*	*1*	*222185*	*13*				*0.005*				*223220*	*24*		
	183	184	1	***222186***	**>DL**		**15.97**	**15.15**	**>10.0**	**23.3**	**16.6**	**16.4**	*223221*	**269**		**0.28**
	184	185	1	***222187***	35	39			1.11		0.06	0.05	*223222*	39		<0.03
	185	186	1	***222188***	**4387**		**4.45**		**1.695**		**1.32**	**1.35**	*223223*	**235**		**0.22**

ITEM 17 ADJACENT PROPERTIES

This section is not applicable to this report.

ITEM 18 MINERAL PROCESSING AND METALLURGICAL TESTING

This section is not applicable to this report.

ITEM 19 MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

D'Amours (2003) prepared a geostatistical modelling and resource estimation on the Orfée showing. He established that the zone had a measured resource of 88,588 tonnes at 9.44 g/t Au and an inferred resource of 114,895 tonnes at 18,40 g/t Au for a total resource, all categories, of 203,483 tonnes at 14,50 g/t Au.

ITEM 20 OTHER RELEVANT DATA AND INFORMATION

This section is not applicable to this report.

ITEM 21 INTERPRETATION AND CONCLUSION

The 2011 drilling program identified the quartz-feldspar-phyric felsic intrusive over a distance of more than 1.75 km and to a maximum thickness of about 200 metres. Observations in the intrusive revealed up to 10 metre- to multi-metre-scale shear zones with silica-sericite alteration and up to 10% disseminated pyrite. Several of these were enriched with gold. The most notable intercepts were: 1.49 g/t Au over 5.0 m and 0.39 g/t Au over 60.0 m, including 6.62 g/t Au over 1.0 m (PLE11-149) and 1.83 g/t Au over 4.0 m (PLE11-153); 3.04 g/t Au over 2.1 m (PLE11-156); and 1.08 g/t Au over 5.9 m (PLE11-160). More than 1.2 km separates the intercepts in the most western hole, PLE11-149, from those in the most eastern hole, PLE11-160.

These intersections cannot adequately explain the strong anomalies obtained in till samples collected during the 2010 field program (more than 10 till samples with 100 to 692 gold grains each). Nevertheless, they do demonstrate the fertile and gold-enriched nature of the QFP intrusive and sericitized shear zones. The source of the gold grains found in the till samples has not yet been determined, but the QFP intrusive remains a potential candidate. The drill spacing is only 200 m in most areas, so it is still possible that a favourable gold-rich zone or structure remains undetected. For comparison, the Orfée gold Zone is only thirty metres laterally. Like the David area, the Orfée area has a very linear lateral lithological sequence over several kilometres. A 200 meters spacing drill holes would likely have failed to intersect the Orfée zone with no indicators of the presence of the gold-rich zone. On the other hand, the 200-m spacing in the David grid area does suggest that the source of the gold grains in till is likely local or limited in extent. Even if the QFP intrusive remains the most likely origin for the till anomalies, the source of gold may be in fact the lithologies hosting the intrusive. Two drill holes intersected two new gold-bearing zones in the basalts hosting the QFP intrusive. Hole PLE11-148 graded 6.68 g/t Au over 3.0 m in a silicified and carbonatized zone (weak to moderate) in the basalt to the south of the intrusive, and hole PLE11-152 graded 12.91 g/t Au over 1.0 m in a highly silicified zone in the basalts to the north of the intrusive. These zones were identified for the first time and their locations suggest they may have supplied some of the gold grains found in the tills. No follow up work has been conducted yet, and the zones could probably be exposed by trenching.

From a regional perspective, the eastern part of the David grid demonstrates very good potential for gold. In fact, the gold-bearing intersections in hole PLE11-160 prove that the intrusive continues eastward and remains anomalous. The gold anomalies in till also suggest another source of the gold is in this area. Based on the results of the new induced polarization and ground magnetics survey, several anomalies in this area are of particular interest and warrant further investigation by trenching.

ITEM 22 RECOMMENDATIONS

Based on the work and results of the winter 2011 program, it is recommended that a new drilling program be designed with a tighter spacing of 50 or 100 metres according to the gold values obtained and/or the geological observations. In particular, the area between lines 1+00W and 5+00E should be investigated with a spacing of 100 metres or less.

The two newly identified gold zones in the basalts hosting the QFP intrusive should initially be investigated by mechanical trenching, followed by drilling during the next program. To check for the presence of other similar gold-bearing zones, it would be interesting to try out some pedogeochemical methods ("B" horizon, MMI, etc.).

The winter 2011 induced polarization survey identified several new anomalies and these should be followed up in the next field campaign by using a BeepMat prospecting mat. Depending on the results and observations, several of them could then be investigated by mechanical stripping.

These recommendations are in addition to those submitted in earlier technical reports for the 2010 reconnaissance geological program.

ITEM 23 REFERENCES

BÉRUBÉ, D. 2000. Polarisation provoquée effectuée dans le cadre du projet Poste Lemoyne Extension. Val d'Or Sagax. In-house report, Virginia Gold Mines.

BLANCHET, C. 2002. Propriété Poste Lemoyne Extension. Programme de forage – Janvier-Février 2002. In-house report, Virginia Gold Mines.

CAYER, A. 2011. Technical Report and Recommendations, Summer 2010 Geological Reconnaissance Program. Poste Lemoyne Extension Project, Québec. VIRGINIA MINES INC., February 2011

CAYER, A. 2010. Technical Report and Recommendations Summer 2009 Geological Reconnaissance Program and Fall 2009 Drilling Program. Poste Lemoyne Extension Project, Québec. VIRGINIA MINES INC., February 2010

CAYER, A. and OSWALD, R. 2009. Technical Report and Recommendations, Winter 2008 Drilling Program and Fall 2008 Geological Exploration Program, Poste Lemoyne Extension Property, Québec. VIRGINIA MINES INC., March 2009.

CAYER, A. 2007a. Technical Report and Recommendations, Summer 2007 Geological Reconnaissance, Poste Lemoyne Extension Project, Québec. VIRGINIA MINES INC., October 2007.

CAYER, A. 2007b. Technical Report and Recommendations, Fall 2006-Winter 2007 Drilling Program, Poste Lemoyne Extension Property, Québec. VIRGINIA MINES INC., February 2007.

CAYER, A. 2007c. Technical Report and Recommendations, Winter 2007 Drilling Program, Poste Lemoyne Extension Property, Québec. VIRGINIA MINES INC., February 2008.

CAYER, A. and OUELLETTE, J-F. 2004. Technical Report and Recommendations, Fall 2003-Winter 2004 Drilling Program, Poste Lemoyne Extension Project, Québec. VIRGINIA GOLD MINES INC. and GLOBESTAR MINING CORP., May 2004.

CAYER, A. 2003. Propriété Poste Lemoyne Extension. Programme de forage – Automne 2002 – hiver 2003. In-house report, Virginia Gold Mines.

COSTA, P., 2000. Déformation et chronologie de la mise en place de l'or dans la formation de fer de Guyer, Rivière La Grande, Baie James. B.Sc. Thesis. Université du Québec à Chicoutimi. Québec. 56 pages.

CHÉNARD, D. 1999. Rapport des travaux de terrain, été-automne 1998, propriété Poste Lemoyne Extension. In-house report, Virginia Gold Mines.

D'AMOURS, C. 2003. Modélisation géostatistique et estimation des ressources. Géopointcom. In-house report, Virginia Gold Mines. 16 pages.

DE CHAVIGNY, P. 1998. Reconnaissance Géologique, Permis JVT/Boréale, VIRGINIA GOLD MINES INC. and BOREAL EXPLORATION, 1998.

DESJARDINS, R. 1976. Rapport de synthèse et de levés magnétique et électromagnétique. SES Mining Group. Statutory work report filed with the Ministère des Ressources naturelles, Québec, GM 34119.

DESJARDINS, R., OAKES, B.W. and LAVOIE, L. 1975. Report on field work and proposed drill program, Lac Guyer Area. SES Mining Group. Statutory work report filed with the Ministère des Ressources naturelles, Québec, GM 34106.

EKSTROM, R.L.V. 1960. Geological report and 5 DDH logs in the Corvette Lake-La Grande River Area. Tyrone Mines Ltd. Statutory work report filed with the Ministère des Ressources naturelles, Québec, GM 10515.

FULTON, R.J. 1995, Surficial materials of Canada ; Geological Survey of Canada, Map 1880A, scale 1 :5 000 000.

GAGNON, R. and COSTA, P. 2000. Rapport sommaire des travaux de terrain, automne 2000, propriété Poste Lemoyne Extension. In-house report, Virginia Gold Mines.

GIROUX, M. 1976. Campagnes de prospection aérienne systématique 1975, synthèse et résultats. SES Mining Group. Statutory work report filed with the Ministère des Ressources naturelles, Québec, GM 34116.

GOUTIER, J., DION, C., OUELLET, M-C., DAVIS, D.W., DAVID, J. and PARENT, M. 2001. Géologie de la région du lac Guyer (33G/05, 33G/06 et 33G/11). Ministère des Ressources naturelles du Québec. RG 2001-15. 53 pages.

GRANGER, B. 1998. Levés de Magnétométrie et d'EM-TBF, Poste Lemoyne Extension. Géosig Inc. In-house report, Virginia Gold Mines.

JAGODITS, F. L. 1996. Report on Multi sensor Helicopter-Borne Geophysical Surveys, Sakami project, Lac Guyer and Lac de la Corvette areas, Baie-James region, Québec, NTS 33G/05, 33G/06, 33G/11 and 33G/12 and 33G/08, Project 274 and 275. Phelps Dodge Corporation of Canada Limited. Statutory work report filed with the Ministère des Ressources naturelles, Québec, GM 54133.

JOHNSON, M. 1996. Sakami Project, Lac Guyer and Lac de la Corvette areas, Baie-James Region, Québec, NTS 33G/05, 33G/06, 33G/08, 33G/11, 33G/12. Summary Report 1996. Phelps Dodge Corporation of Canada Limited. Statutory work report filed with the Ministère des Ressources naturelles, Québec, GM 56869.

LAMBERT, G. 1999. Levés magnétométriques de détail, propriété Poste Lemoyne Extension. In-house report, Virginia Gold Mines.

L'HEUREUX, M. and BLANCHET, C., 2001. Rapport géologique; programme de décapage, automne 2001, propriété Poste Lemoyne Extension. In-house report, Virginia Gold Mines.

OAKES, B.W. and LAVOIE, L. 1976. Rapport de forage, lacs Yasinski et Guyer. SES Mining Group. Statutory work report filed with the Ministère des Ressources naturelles, Québec, GM 34120.

OSBORNE, B.S. 1995. A report on a reconnaissance programme in the La Grande region, Summer 1995. Prepared for Phelps Dodge Corporation of Canada Limited. Statutory work report filed with the Ministère des Ressources naturelles, Québec, GM 55392.

PARADIS, S.J. and BOIVERT, É., 1995, Séquence des écoulements glaciaires dans le secteur de Chibougamau-Némiscau, Québec; Commission géologique du Canada, Recherches en cours 1995-C, p. 259-264.

PLANTE, L. 2002. Levés géophysiques – E.M.H. & Mag. pour Mines d'Or Virginia inc. Propriété Poste Lemoyne Extension, Région de LG-3, Baie James, Québec, SNRC 33G/06. Report by Géola, Exploration Consultant.

PREST, V.K., GRANT, D.R. and RAMPTON, V.N., 1967, Glacial Map of Canada; Geological Survey of Canada, Map 1253A, scale 1 :5 000 000.

RENOU, A.-S. 2002. Projet d'étude minéragraphique de deux échantillons du projet Poste Lemoyne Extension. In-house report, Virginia Gold Mines.

RILEY, C.J. 1975. Report on iron formation, Lac Guyer Area. SES Mining Group. Statutory work report filed with the Ministère des Ressources naturelles, Québec, GM 50018.

TREMBLAY, L. 2009. Description pétrographiques de cinq échantillons de roches, Projet Poste Lemoine. In-house report, Virginia Gold Mines.

TREMBLAY, M. 2003. Étude structurale et cartographie de quatre tranchées de la propriété Poste Lemoyne Extension. In-house report, Virginia Gold Mines.

TSHIMBALANGA, S. 2010. Levé de polarisation provoquée et de magnétométrie, Propriété Poste Lemoyne Extension (PLEX), grille David, Municipalité de la Baie-James, Québec, SNRC 33G / 11. In-house report, Virginia Mines Inc.

TSHIMBALANGA, S. 2010. Levé de polarisation provoquée et de magnétométrie, Propriété Poste Lemoyne Extension (PLEX), grille PS, Municipalité de la Baie-James, Québec, SNRC 33G / 06. In-house report, Virginia Mines Inc.

TSHIMBALANGA, S. and TILIKI, G. K. 2009. Levé de magnétométrie et de polarisation provoquée, Propriété Poste Lemoyne Extension, grille principale et grille est, Région du Lac Chambrillan, Baie-James, Québec, SNRC 33G / 06. In-house report, Virginia Mines Inc.

TSHIMBALANGA, S. 2007. Levé de polarisation provoquée, Propriété Poste Lemoyne Extension, Région du Lac Chambrillan, Baie-James, Québec, SNRC 33G / 06. In-house report, Virginia Mines Inc.

VEILLETTE, J.J., 1995, New evidence for northwestward glacial ice flow, James Bay region, Quebec; in Geological Survey of Canada, Current Research part C, paper 1995-C, p. 249-258.

WATSON, D. 1972. Airborne electromagnetic, magnetic and radiometric report, Guyer Lake Area. Noranda Exploration. Statutory work report filed with the Ministère des Ressources naturelles, Québec, GM 50005.

ITEM 24 DATE AND SIGNATURE

CERTIFICATE OF QUALIFICATIONS

I, Alain Cayer, reside at 467, chemin du Trappeur, Saint-Sauveur, Québec, J0R 1R1, and hereby certify that:

I am presently employed as Senior Project Geologist with Services Techniques Geonordic inc., 1045, avenue Larivière, C. P. 187, Rouyn-Noranda, Québec, J9X 6V5.

I received a B.Sc. in Geology in 1998 and an M.Sc. in Earth Science in 2001 at the Université du Québec à Montréal. I have been working as a Geologist in mineral exploration since 1996.

I am a Professional in Geology presently registered at the board of the *Ordre des Géologues du Québec*, permit number 569.

I am a qualified person with respect to the Poste Lemoyne Extension Project in accordance with section 1.2 of National Instrument 43-101.

I am involved in the Poste Lemoyne Extension Project since the summer of 2002.

I visited the property from January 2011 to March 2011 while participating to the drilling campaign.

I am not aware of any missing information or changes, which would have caused the present report to be misleading. I do not fulfill the requirements set out in section 1.5 of National Instrument 43-101 for an "independent qualified person" relative to the issuer being part of the stock option plan of Virginia Mines Inc.

I am responsible for writing all sections of the present technical report utilizing proprietary exploration data generated by Virginia Mines Inc., and information from various authors and sources as summarized in the reference section of this report.

I have read and used National Instrument 43-101 and Form 43-101F1 to make the present report in accordance with its specifications and terminology.

Dated in St-Sauveur, Qc, this 24th day of May 2011.

Alain Cayer

Alain Cayer, M.Sc., P. Geo.

ITEM 25 ILLUSTRATIONS

VIRGINIA MINES INC.

POSTE LEMOYNE EXT. PROPERTY

Project Location



76°00' W
74°00' W
53°00' N
52°00' N
Radisson
LG-3
LG-4
Mirage
N
Trans-Taiga road
33 F
33 G
33 H
33 C
33 B
POSTE LEMOYNE EXT. PROPERTY
KM381
James Bay road
Radisson
Chibougamau
Virginia's CDC
0
50
100
Kilometers

FIGURE 1

VIRGINIA MINES INC.

POSTE LEMOYNE EXT. PROPERTY

Claim location



75°30' W
75°00' W
53°30' N
33 G/12
33 G/11
33 G/05
33 G/06
33 G/07
Poste Lemoyne
Ext. Camp
Poste Lemoyne
Hydro substation
Trans-Taiga road
N
0
5
10
Kilometers

FIGURE 2

VIRGINIA MINES INC.
POSTE LEMOYNE EXT. PROPERTY
Regional geology



I1D
I1B
I1G
I1 QFP
I2J
I2G
I3H
I4
S3
M4(S3)
M4
S4
S9
V1
V3-M16
V3
V4
33 G/12
33 G/11
33 G/05
33 G/06
33 G/07
Poste Lemoyne
Ext. Camp
Poste Lemoyne
Hydro substation
Trans-Taiga road
53°30' N
75°00' W
0 5 10
Kilometers

For lithological codes see appendix 2
Modified geology from SIGEOM

FIGURE 3

Appendix 1 : Claims list

List of claims
CDC - Poste Lemoyne Ext.

Claim No	NTS	Surface (ha)	Row	Column	Recording Date	Expiration Date
104798	33 G/06	51.31	24	50	20051129	20111128
104799	33 G/06	51.31	24	51	20051129	20111128
104800	33 G/06	51.35	20	60	20051129	20111128
104801	33 G/06	51.34	21	57	20051129	20111128
104802	33 G/06	51.34	21	58	20051129	20111128
104803	33 G/06	51.34	21	59	20051129	20111128
104804	33 G/06	51.34	21	60	20051129	20111128
104805	33 G/06	51.33	22	51	20051129	20111128
104806	33 G/06	51.33	22	52	20051129	20111128
104807	33 G/06	51.33	22	53	20051129	20111128
104808	33 G/06	51.33	22	54	20051129	20111128
104809	33 G/06	51.33	22	55	20051129	20111128
104810	33 G/06	51.33	22	56	20051129	20111128
104811	33 G/06	51.33	22	57	20051129	20111128
104812	33 G/06	51.33	22	58	20051129	20111128
104813	33 G/06	51.33	22	59	20051129	20111128
104814	33 G/06	51.33	22	60	20051129	20111128
104815	33 G/06	51.32	23	45	20051129	20111128
104816	33 G/06	51.32	23	46	20051129	20111128
104817	33 G/06	51.32	23	47	20051129	20111128
104818	33 G/06	51.32	23	48	20051129	20111128
104819	33 G/06	51.32	23	49	20051129	20111128
104820	33 G/06	51.32	23	50	20051129	20111128
104821	33 G/06	51.32	23	51	20051129	20111128
104822	33 G/06	51.32	23	52	20051129	20111128
104823	33 G/06	51.32	23	53	20051129	20111128
104824	33 G/06	51.32	23	54	20051129	20111128
104825	33 G/06	51.32	23	55	20051129	20111128
104826	33 G/06	51.32	23	56	20051129	20111128
104827	33 G/06	51.32	23	57	20051129	20111128
104828	33 G/06	51.32	23	58	20051129	20111128
104829	33 G/06	51.32	23	59	20051129	20111128
104830	33 G/07	51.39	16	26	20051129	20111128
104831	33 G/07	51.39	16	27	20051129	20111128
104832	33 G/07	51.39	16	28	20051129	20111128
104833	33 G/07	51.39	16	29	20051129	20111128
104834	33 G/07	51.39	16	30	20051129	20111128
104835	33 G/07	51.38	17	20	20051129	20111128
104836	33 G/07	51.38	17	21	20051129	20111128
104837	33 G/07	51.38	17	22	20051129	20111128
104838	33 G/07	51.38	17	23	20051129	20111128
104839	33 G/07	51.38	17	24	20051129	20111128
104840	33 G/07	51.38	17	25	20051129	20111128
104841	33 G/07	51.38	17	26	20051129	20111128
104842	33 G/07	51.38	17	27	20051129	20111128
104843	33 G/07	51.38	17	28	20051129	20111128
104844	33 G/07	51.38	17	29	20051129	20111128
104845	33 G/07	51.38	17	30	20051129	20111128
104846	33 G/07	51.37	18	15	20051129	20111128
104847	33 G/07	51.37	18	16	20051129	20111128
104848	33 G/07	51.37	18	17	20051129	20111128
104849	33 G/07	51.37	18	18	20051129	20111128
104850	33 G/07	51.37	18	19	20051129	20111128

Claim No	NTS	Surface (ha)	Row	Column	Recording Date	Expiration Date
104851	33 G/07	51.37	18	20	20051129	20111128
104852	33 G/07	51.37	18	21	20051129	20111128
104853	33 G/07	51.37	18	22	20051129	20111128
104854	33 G/07	51.37	18	23	20051129	20111128
104855	33 G/07	51.37	18	24	20051129	20111128
104856	33 G/07	51.36	19	10	20051129	20111128
104857	33 G/07	51.36	19	11	20051129	20111128
104858	33 G/07	51.36	19	12	20051129	20111128
104859	33 G/07	51.36	19	13	20051129	20111128
104860	33 G/07	51.36	19	14	20051129	20111128
104861	33 G/07	51.36	19	15	20051129	20111128
104862	33 G/07	51.36	19	16	20051129	20111128
104863	33 G/07	51.36	19	17	20051129	20111128
104864	33 G/07	51.36	19	18	20051129	20111128
104865	33 G/07	51.35	20	1	20051129	20111128
104866	33 G/07	51.35	20	2	20051129	20111128
104867	33 G/07	51.35	20	3	20051129	20111128
104868	33 G/07	51.35	20	4	20051129	20111128
104869	33 G/07	51.35	20	5	20051129	20111128
104870	33 G/07	51.35	20	6	20051129	20111128
104871	33 G/07	51.35	20	7	20051129	20111128
104872	33 G/07	51.35	20	8	20051129	20111128
104873	33 G/07	51.35	20	9	20051129	20111128
104874	33 G/07	51.35	20	10	20051129	20111128
104875	33 G/07	51.35	20	11	20051129	20111128
104876	33 G/07	51.35	20	12	20051129	20111128
104877	33 G/07	51.35	20	13	20051129	20111128
104878	33 G/07	51.35	20	14	20051129	20111128
104879	33 G/07	51.35	20	15	20051129	20111128
104880	33 G/07	51.35	20	16	20051129	20111128
104881	33 G/07	51.35	20	17	20051129	20111128
104882	33 G/07	51.35	20	18	20051129	20111128
104883	33 G/07	51.34	21	1	20051129	20111128
104884	33 G/07	51.34	21	2	20051129	20111128
104885	33 G/07	51.34	21	3	20051129	20111128
104886	33 G/07	51.34	21	4	20051129	20111128
104887	33 G/07	51.34	21	5	20051129	20111128
104888	33 G/07	51.34	21	6	20051129	20111128
104889	33 G/07	51.34	21	7	20051129	20111128
104890	33 G/07	51.34	21	8	20051129	20111128
104891	33 G/07	51.33	22	1	20051129	20111128
104892	33 G/07	51.33	22	2	20051129	20111128
104893	33 G/07	51.33	22	3	20051129	20111128
104894	33 G/07	51.33	22	4	20051129	20111128
104895	33 G/07	51.39	16	31	20051129	20111128
104896	33 G/07	51.38	17	31	20051129	20111128
1082884	33 G/06	51.30	25	50	20020610	20120609
1082885	33 G/06	51.30	25	51	20020610	20120609
1082886	33 G/06	51.30	25	52	20020610	20120609
1082887	33 G/06	51.30	25	53	20020610	20120609
1082888	33 G/06	51.30	25	54	20020610	20120609
1082889	33 G/06	51.30	25	55	20020610	20120609
1082890	33 G/06	51.30	25	56	20020610	20120609
1082891	33 G/06	51.29	26	48	20020610	20120609
1082892	33 G/06	51.29	26	49	20020610	20120609
1082893	33 G/06	51.29	26	50	20020610	20120609

Claim No	NTS	Surface (ha)	Row	Column	Recording Date	Expiration Date
1082894	33 G/06	51.29	26	51	20020610	20120609
1082895	33 G/06	51.29	26	52	20020610	20120609
1095863	33 G/06	3.83	25	47	20020610	20120609
1095864	33 G/06	51.30	25	48	20020610	20120609
1095865	33 G/06	51.30	25	49	20020610	20120609
1095866	33 G/06	51.27	28	29	20020610	20120609
1095867	33 G/06	51.27	28	30	20020610	20120609
1095868	33 G/06	51.27	28	31	20020610	20120609
1095869	33 G/06	51.27	28	32	20020610	20120609
1095870	33 G/06	51.27	28	33	20020610	20120609
1095871	33 G/06	51.27	28	34	20020610	20120609
1095872	33 G/06	51.27	28	35	20020610	20120609
1095873	33 G/06	51.27	28	36	20020610	20120609
1095874	33 G/06	51.27	28	37	20020610	20120609
1095875	33 G/06	51.27	28	38	20020610	20120609
1105286	33 G/06	51.26	29	20	20021119	20121118
1105287	33 G/06	51.26	29	21	20021119	20121118
1105288	33 G/06	51.26	29	22	20021119	20121118
1105289	33 G/06	51.26	29	23	20021119	20121118
1105290	33 G/06	51.26	29	24	20021119	20121118
1105291	33 G/06	51.26	29	25	20021119	20121118
1105292	33 G/06	51.26	29	26	20021119	20121118
1105293	33 G/06	51.26	29	27	20021119	20121118
1105294	33 G/06	51.26	29	28	20021119	20121118
1105295	33 G/06	51.25	30	20	20021119	20121118
1105296	33 G/06	51.25	30	21	20021119	20121118
1105297	33 G/06	51.25	30	22	20021119	20121118
1105298	33 G/06	51.25	30	23	20021119	20121118
1105299	33 G/06	51.25	30	24	20021119	20121118
1105300	33 G/06	51.25	30	25	20021119	20121118
1105301	33 G/06	51.25	30	26	20021119	20121118
1105302	33 G/06	51.25	30	27	20021119	20121118
1105303	33 G/06	51.25	30	28	20021119	20121118
1105304	33 G/06	51.27	28	24	20021119	20121118
1105307	33 G/06	51.27	28	26	20021119	20121118
1105308	33 G/06	51.27	28	27	20021119	20121118
1105309	33 G/06	51.27	28	28	20021119	20121118
1131924	33 G/06	51.27	28	25	20021119	20121118
2139852	33 G/11	51.24	1	20	20071213	20111212
2139853	33 G/11	51.24	1	21	20071213	20111212
2139854	33 G/11	51.24	1	22	20071213	20111212
2139855	33 G/11	51.24	1	23	20071213	20111212
2139856	33 G/11	51.24	1	24	20071213	20111212
2139857	33 G/11	51.24	1	25	20071213	20111212
2139858	33 G/11	51.24	1	26	20071213	20111212
2139859	33 G/11	51.23	2	20	20071213	20111212
2139860	33 G/11	51.23	2	21	20071213	20111212
2139861	33 G/11	51.23	2	22	20071213	20111212
2139862	33 G/11	51.23	2	23	20071213	20111212
2139863	33 G/11	51.23	2	24	20071213	20111212
2139864	33 G/11	51.23	2	25	20071213	20111212
2139865	33 G/11	51.23	2	26	20071213	20111212
2139866	33 G/11	51.23	2	27	20071213	20111212
2139867	33 G/11	51.23	2	28	20071213	20111212
2139868	33 G/11	51.22	3	27	20071213	20111212
2139869	33 G/11	51.22	3	28	20071213	20111212

Claim No	NTS	Surface (ha)	Row	Column	Recording Date	Expiration Date
2139870	33 G/11	51.22	3	29	20071213	20111212
2154154	33 G/06	51.25	30	18	20080522	20120521
2154155	33 G/06	51.25	30	19	20080522	20120521
2154156	33 G/11	51.24	1	16	20080522	20120521
2154157	33 G/11	51.24	1	17	20080522	20120521
2154158	33 G/11	51.24	1	18	20080522	20120521
2154159	33 G/11	51.24	1	19	20080522	20120521
2154160	33 G/11	51.23	2	13	20080522	20120521
2154161	33 G/11	51.23	2	14	20080522	20120521
2154162	33 G/11	51.23	2	15	20080522	20120521
2154163	33 G/11	51.23	2	16	20080522	20120521
2154164	33 G/11	51.23	2	17	20080522	20120521
2154165	33 G/11	51.23	2	18	20080522	20120521
2154166	33 G/11	51.23	2	19	20080522	20120521
2171230	33 G/06	51.31	24	52	20080908	20120907
2171231	33 G/06	51.31	24	53	20080908	20120907
2171232	33 G/06	51.31	24	54	20080908	20120907
2171233	33 G/06	51.31	24	55	20080908	20120907
2171234	33 G/06	51.31	24	56	20080908	20120907
2171235	33 G/06	51.31	24	57	20080908	20120907
2171236	33 G/06	51.31	24	58	20080908	20120907
2171237	33 G/06	51.31	24	59	20080908	20120907
2171238	33 G/06	51.30	25	57	20080908	20120907
2171239	33 G/06	51.30	25	58	20080908	20120907
2171240	33 G/06	51.29	26	53	20080908	20120907
2171241	33 G/06	51.29	26	54	20080908	20120907
2171242	33 G/06	51.29	26	55	20080908	20120907
2171243	33 G/06	51.29	26	56	20080908	20120907
2171244	33 G/06	51.29	26	57	20080908	20120907
2171445	33 G/06	51.32	23	60	20080910	20120909
2171446	33 G/06	51.31	24	60	20080910	20120909
2171447	33 G/06	51.30	25	59	20080910	20120909
2171448	33 G/06	51.30	25	60	20080910	20120909
2171449	33 G/06	51.29	26	58	20080910	20120909
2171450	33 G/06	51.29	26	59	20080910	20120909
2171451	33 G/06	51.29	26	60	20080910	20120909
2185812	33 G/07	51.36	19	19	20090728	20110727
2185813	33 G/07	51.36	19	20	20090728	20110727
2185814	33 G/07	51.36	19	21	20090728	20110727
2185815	33 G/07	51.35	20	19	20090728	20110727
2185816	33 G/07	51.35	20	20	20090728	20110727
2185817	33 G/07	51.35	20	21	20090728	20110727
2185818	33 G/11	51.21	4	11	20090728	20110727
2185819	33 G/11	51.21	4	12	20090728	20110727
2185820	33 G/11	51.21	4	13	20090728	20110727
2185821	33 G/11	51.21	4	14	20090728	20110727
2185822	33 G/11	51.21	4	15	20090728	20110727
2185823	33 G/11	51.21	4	16	20090728	20110727
2185824	33 G/11	51.21	4	17	20090728	20110727
2185825	33 G/11	51.21	4	18	20090728	20110727
2185826	33 G/11	51.21	4	19	20090728	20110727
2186108	33 G/05	51.27	28	50	20090729	20110728
2186109	33 G/05	51.27	28	52	20090729	20110728
2186110	33 G/05	51.27	28	53	20090729	20110728
2186111	33 G/05	51.27	28	54	20090729	20110728
2186112	33 G/05	51.27	28	55	20090729	20110728

Claim No	NTS	Surface (ha)	Row	Column	Recording Date	Expiration Date
2186113	33 G/05	51.27	28	57	20090729	20110728
2186114	33 G/05	51.27	28	59	20090729	20110728
2186115	33 G/05	51.26	29	49	20090729	20110728
2186116	33 G/05	51.26	29	50	20090729	20110728
2186117	33 G/05	51.26	29	51	20090729	20110728
2186118	33 G/05	51.26	29	52	20090729	20110728
2186119	33 G/05	51.26	29	53	20090729	20110728
2186120	33 G/05	51.26	29	55	20090729	20110728
2186121	33 G/05	51.26	29	56	20090729	20110728
2186122	33 G/05	51.26	29	57	20090729	20110728
2186123	33 G/05	51.26	29	58	20090729	20110728
2186124	33 G/05	51.26	29	59	20090729	20110728
2186125	33 G/05	51.25	30	49	20090729	20110728
2186126	33 G/05	51.25	30	50	20090729	20110728
2186127	33 G/05	51.25	30	51	20090729	20110728
2186128	33 G/05	51.25	30	52	20090729	20110728
2186129	33 G/05	51.25	30	53	20090729	20110728
2186130	33 G/05	51.25	30	54	20090729	20110728
2186131	33 G/05	51.25	30	55	20090729	20110728
2186132	33 G/05	51.25	30	56	20090729	20110728
2186133	33 G/05	51.25	30	57	20090729	20110728
2186134	33 G/05	51.25	30	58	20090729	20110728
2186135	33 G/05	51.25	30	59	20090729	20110728
2186136	33 G/05	51.25	30	60	20090729	20110728
2186137	33 G/12	51.24	1	49	20090729	20110728
2186138	33 G/12	51.24	1	50	20090729	20110728
2186139	33 G/12	51.24	1	51	20090729	20110728
2186140	33 G/12	51.24	1	52	20090729	20110728
2186141	33 G/12	51.24	1	53	20090729	20110728
2186142	33 G/12	51.24	1	54	20090729	20110728
2186143	33 G/12	51.24	1	55	20090729	20110728
2186144	33 G/12	51.24	1	56	20090729	20110728
2186145	33 G/12	51.24	1	57	20090729	20110728
2186146	33 G/12	51.24	1	58	20090729	20110728
2186147	33 G/12	51.24	1	59	20090729	20110728
2186148	33 G/12	51.24	1	60	20090729	20110728
2186149	33 G/06	51.29	26	22	20090729	20110728
2186150	33 G/06	51.29	26	23	20090729	20110728
2186151	33 G/06	51.29	26	24	20090729	20110728
2186152	33 G/06	51.29	26	25	20090729	20110728
2186153	33 G/06	51.29	26	26	20090729	20110728
2186154	33 G/06	51.28	27	20	20090729	20110728
2186155	33 G/06	51.28	27	21	20090729	20110728
2186156	33 G/06	51.28	27	22	20090729	20110728
2186157	33 G/06	51.28	27	23	20090729	20110728
2186158	33 G/06	51.28	27	24	20090729	20110728
2186159	33 G/06	51.27	28	14	20090729	20110728
2186160	33 G/06	51.27	28	15	20090729	20110728
2186161	33 G/06	51.27	28	16	20090729	20110728
2186162	33 G/06	51.27	28	17	20090729	20110728
2186163	33 G/06	51.27	28	18	20090729	20110728
2186164	33 G/06	51.27	28	19	20090729	20110728
2186165	33 G/06	51.27	28	20	20090729	20110728
2186166	33 G/06	51.27	28	21	20090729	20110728
2186167	33 G/06	51.27	28	22	20090729	20110728
2186168	33 G/06	51.27	28	23	20090729	20110728

Claim No	NTS	Surface (ha)	Row	Column	Recording Date	Expiration Date
2186169	33 G/06	51.26	29	12	20090729	20110728
2186170	33 G/06	51.26	29	13	20090729	20110728
2186171	33 G/06	51.26	29	15	20090729	20110728
2186172	33 G/06	51.26	29	16	20090729	20110728
2186173	33 G/06	51.26	29	17	20090729	20110728
2186174	33 G/06	51.26	29	18	20090729	20110728
2186175	33 G/06	51.25	30	1	20090729	20110728
2186176	33 G/06	51.25	30	2	20090729	20110728
2186177	33 G/06	51.25	30	3	20090729	20110728
2186178	33 G/06	51.25	30	4	20090729	20110728
2186179	33 G/06	51.25	30	5	20090729	20110728
2186180	33 G/06	51.25	30	6	20090729	20110728
2186181	33 G/06	51.25	30	7	20090729	20110728
2186182	33 G/06	51.25	30	8	20090729	20110728
2186183	33 G/06	51.25	30	9	20090729	20110728
2186184	33 G/06	51.25	30	10	20090729	20110728
2186185	33 G/06	51.25	30	11	20090729	20110728
2186186	33 G/06	51.25	30	12	20090729	20110728
2186187	33 G/06	51.25	30	13	20090729	20110728
2186188	33 G/06	51.25	30	14	20090729	20110728
2186189	33 G/06	51.25	30	15	20090729	20110728
2186190	33 G/06	51.25	30	16	20090729	20110728
2186191	33 G/11	51.24	1	1	20090729	20110728
2186192	33 G/11	51.24	1	2	20090729	20110728
2186193	33 G/11	51.24	1	3	20090729	20110728
2186194	33 G/11	51.24	1	4	20090729	20110728
2186195	33 G/11	51.24	1	6	20090729	20110728
2186196	33 G/11	51.24	1	7	20090729	20110728
2186197	33 G/11	51.24	1	9	20090729	20110728
2186198	33 G/11	51.24	1	10	20090729	20110728
2186199	33 G/11	51.24	1	12	20090729	20110728
2186200	33 G/11	51.24	1	13	20090729	20110728
2186201	33 G/11	51.24	1	14	20090729	20110728
2186202	33 G/11	51.23	2	2	20090729	20110728
2186203	33 G/11	51.23	2	3	20090729	20110728
2186204	33 G/11	51.23	2	4	20090729	20110728
2186205	33 G/11	51.23	2	5	20090729	20110728
2186206	33 G/11	51.23	2	6	20090729	20110728
2186207	33 G/11	51.23	2	7	20090729	20110728
2186208	33 G/11	51.23	2	10	20090729	20110728
2186209	33 G/11	51.23	2	11	20090729	20110728
2186210	33 G/11	51.23	2	12	20090729	20110728
2186211	33 G/11	51.22	3	5	20090729	20110728
2186212	33 G/11	51.22	3	6	20090729	20110728
2186213	33 G/11	51.22	3	7	20090729	20110728
2186214	33 G/11	51.22	3	8	20090729	20110728
2186215	33 G/11	51.22	3	9	20090729	20110728
2186216	33 G/11	51.22	3	10	20090729	20110728
2186217	33 G/11	51.22	3	11	20090729	20110728
2186218	33 G/11	51.22	3	12	20090729	20110728
2186219	33 G/11	51.22	3	13	20090729	20110728
2186220	33 G/11	51.22	3	14	20090729	20110728
2186221	33 G/11	51.22	3	15	20090729	20110728
2186222	33 G/11	51.22	3	16	20090729	20110728
2186223	33 G/11	51.22	3	17	20090729	20110728
2186224	33 G/11	51.22	3	18	20090729	20110728

Claim No	NTS	Surface (ha)	Row	Column	Recording Date	Expiration Date
2186225	33 G/11	51.22	3	19	20090729	20110728
2186226	33 G/11	51.21	4	5	20090729	20110728
2186227	33 G/11	51.21	4	6	20090729	20110728
2186228	33 G/11	51.21	4	7	20090729	20110728
2186229	33 G/11	51.21	4	8	20090729	20110728
2186230	33 G/11	51.21	4	9	20090729	20110728
2186231	33 G/11	51.21	4	10	20090729	20110728
2192885	33 G/05	51.27	28	46	20091028	20111027
2192886	33 G/05	51.27	28	47	20091028	20111027
2192887	33 G/05	51.27	28	48	20091028	20111027
2192888	33 G/05	51.26	29	46	20091028	20111027
2192889	33 G/05	51.26	29	47	20091028	20111027
2192890	33 G/05	51.26	29	48	20091028	20111027
2193183	33 G/05	51.30	26	30	20091102	20111101
2193184	33 G/05	51.29	26	31	20091102	20111101
2193185	33 G/05	51.29	26	32	20091102	20111101
2193186	33 G/05	51.29	26	33	20091102	20111101
2193187	33 G/05	51.29	26	34	20091102	20111101
2193188	33 G/05	51.29	26	35	20091102	20111101
2193189	33 G/05	51.29	26	36	20091102	20111101
2193190	33 G/05	51.29	27	30	20091102	20111101
2193191	33 G/05	51.28	27	31	20091102	20111101
2193192	33 G/05	51.28	27	32	20091102	20111101
2193193	33 G/05	51.28	27	33	20091102	20111101
2193194	33 G/05	51.28	27	34	20091102	20111101
2193195	33 G/05	51.28	27	35	20091102	20111101
2193196	33 G/05	51.28	27	36	20091102	20111101
2193197	33 G/05	51.28	27	37	20091102	20111101
2193198	33 G/05	51.28	27	38	20091102	20111101
2193199	33 G/05	51.28	27	39	20091102	20111101
2193200	33 G/05	51.28	27	40	20091102	20111101
2193201	33 G/05	51.28	27	41	20091102	20111101
2193202	33 G/05	51.28	27	42	20091102	20111101
2193203	33 G/05	51.28	27	43	20091102	20111101
2193204	33 G/05	51.27	28	37	20091102	20111101
2193205	33 G/05	51.27	28	38	20091102	20111101
2193206	33 G/05	51.27	28	39	20091102	20111101
2193207	33 G/05	51.27	28	40	20091102	20111101
2193208	33 G/05	51.27	28	41	20091102	20111101
2193209	33 G/05	51.27	28	42	20091102	20111101
2193210	33 G/05	51.27	28	43	20091102	20111101
2193211	33 G/05	51.27	28	44	20091102	20111101
2193212	33 G/05	51.27	28	45	20091102	20111101
2193213	33 G/05	51.26	29	43	20091102	20111101
2193214	33 G/05	51.26	29	44	20091102	20111101
2193215	33 G/05	51.26	29	45	20091102	20111101
2193216	33 G/05	51.25	30	46	20091102	20111101
2193217	33 G/05	51.25	30	47	20091102	20111101
2193218	33 G/05	51.25	30	48	20091102	20111101
22081	33 G/06	51.30	25	30	20040406	20120405
22082	33 G/06	51.29	26	27	20040406	20120405
22083	33 G/06	51.29	26	28	20040406	20120405
22084	33 G/06	51.29	26	29	20040406	20120405
22085	33 G/06	51.29	26	30	20040406	20120405
22086	33 G/06	51.28	27	25	20040406	20120405
22087	33 G/06	51.28	27	26	20040406	20120405

Claim No	NTS	Surface (ha)	Row	Column	Recording Date	Expiration Date
22088	33 G/06	51.28	27	27	20040406	20120405
22089	33 G/06	51.28	27	28	20040406	20120405
22090	33 G/06	51.28	27	29	20040406	20120405
22091	33 G/06	51.28	27	30	20040406	20120405
22092	33 G/06	51.31	24	39	20040406	20120405
22093	33 G/06	51.31	24	40	20040406	20120405
22094	33 G/06	51.31	24	41	20040406	20120405
22095	33 G/06	51.31	24	42	20040406	20120405
22096	33 G/06	51.31	24	43	20040406	20120405
22097	33 G/06	51.31	24	44	20040406	20120405
22098	33 G/06	51.31	24	45	20040406	20120405
22099	33 G/06	51.31	24	46	20040406	20120405
22100	33 G/06	51.31	24	47	20040406	20120405
22101	33 G/06	51.31	24	48	20040406	20120405
22102	33 G/06	51.31	24	49	20040406	20120405
22103	33 G/06	51.30	25	31	20040406	20120405
22104	33 G/06	51.30	25	32	20040406	20120405
22105	33 G/06	51.30	25	33	20040406	20120405
22106	33 G/06	51.30	25	34	20040406	20120405
22107	33 G/06	51.30	25	35	20040406	20120405
22108	33 G/06	51.30	25	36	20040406	20120405
22109	33 G/06	51.30	25	37	20040406	20120405
22110	33 G/06	51.30	25	38	20040406	20120405
22111	33 G/06	51.30	25	39	20040406	20120405
22112	33 G/06	51.30	25	40	20040406	20120405
22113	33 G/06	51.30	25	41	20040406	20120405
22114	33 G/06	51.30	25	42	20040406	20120405
22115	33 G/06	51.30	25	43	20040406	20120405
22116	33 G/06	51.30	25	44	20040406	20120405
22117	33 G/06	51.30	25	45	20040406	20120405
22118	33 G/06	51.30	25	46	20040406	20120405
22119	33 G/06	51.29	26	31	20040406	20120405
22120	33 G/06	51.29	26	32	20040406	20120405
22121	33 G/06	51.29	26	33	20040406	20120405
22122	33 G/06	51.29	26	34	20040406	20120405
22123	33 G/06	51.29	26	35	20040406	20120405
22124	33 G/06	51.29	26	36	20040406	20120405
22125	33 G/06	51.29	26	37	20040406	20120405
22126	33 G/06	51.29	26	38	20040406	20120405
22127	33 G/06	51.29	26	39	20040406	20120405
22128	33 G/06	51.29	26	40	20040406	20120405
22129	33 G/06	51.29	26	41	20040406	20120405
22130	33 G/06	51.29	26	42	20040406	20120405
22131	33 G/06	51.29	26	43	20040406	20120405
22132	33 G/06	51.29	26	44	20040406	20120405
22133	33 G/06	51.29	26	45	20040406	20120405
22134	33 G/06	51.28	27	31	20040406	20120405
22135	33 G/06	51.28	27	32	20040406	20120405
22136	33 G/06	51.28	27	33	20040406	20120405
22137	33 G/06	51.28	27	34	20040406	20120405
22138	33 G/06	51.28	27	35	20040406	20120405
22139	33 G/06	51.28	27	36	20040406	20120405
22140	33 G/06	51.28	27	37	20040406	20120405
22141	33 G/06	51.28	27	38	20040406	20120405
22142	33 G/06	51.28	27	39	20040406	20120405
22143	33 G/06	51.28	27	40	20040406	20120405

Claim No	NTS	Surface (ha)	Row	Column	Recording Date	Expiration Date
22144	33 G/06	47.47	25	47	20040406	20120405
2225572	33 G/05	51.27	28	49	20100503	20120502
2225573	33 G/05	51.27	28	51	20100503	20120502
2225574	33 G/05	51.27	28	56	20100503	20120502
2225575	33 G/05	51.27	28	58	20100503	20120502
2225576	33 G/05	51.26	29	54	20100503	20120502
2225577	33 G/06	51.26	29	11	20100503	20120502
2225578	33 G/06	51.26	29	14	20100503	20120502
2225579	33 G/06	51.25	30	17	20100503	20120502
2225580	33 G/11	51.24	1	5	20100503	20120502
2225581	33 G/11	51.24	1	8	20100503	20120502
2225582	33 G/11	51.24	1	11	20100503	20120502
2227471	33 G/11	51.22	3	20	20100504	20120503
2227472	33 G/11	51.22	3	21	20100504	20120503
2227473	33 G/11	51.22	3	22	20100504	20120503
2227474	33 G/11	51.22	3	23	20100504	20120503
2227475	33 G/11	51.22	3	24	20100504	20120503
2227476	33 G/11	51.22	3	25	20100504	20120503
2227477	33 G/11	51.22	3	26	20100504	20120503
2227478	33 G/11	51.21	4	20	20100504	20120503
2227479	33 G/11	51.21	4	21	20100504	20120503
2227480	33 G/11	51.21	4	22	20100504	20120503
2227481	33 G/11	51.21	4	23	20100504	20120503
2227482	33 G/11	51.21	4	24	20100504	20120503
2227483	33 G/11	51.21	4	25	20100504	20120503
2227484	33 G/11	51.21	4	26	20100504	20120503
2227485	33 G/11	51.21	4	27	20100504	20120503
2227486	33 G/11	51.21	4	28	20100504	20120503
2227487	33 G/11	51.21	4	29	20100504	20120503
2227488	33 G/11	51.20	5	23	20100504	20120503
2227489	33 G/11	51.20	5	24	20100504	20120503
2227490	33 G/11	51.20	5	25	20100504	20120503
2235743	33 G/06	51.28	27	51	20100601	20120531
2235744	33 G/06	51.28	27	52	20100601	20120531
2235745	33 G/06	51.28	27	53	20100601	20120531
2235852	33 G/06	51.28	27	41	20100602	20120601
2235853	33 G/06	51.28	27	50	20100602	20120601
2236230	33 G/11	51.20	5	10	20100603	20120602
2236231	33 G/11	51.20	5	11	20100603	20120602
2236232	33 G/11	51.20	5	12	20100603	20120602
2236233	33 G/11	51.20	5	13	20100603	20120602
2236234	33 G/11	51.20	5	14	20100603	20120602
2236235	33 G/11	51.20	5	15	20100603	20120602
2236236	33 G/11	51.20	5	16	20100603	20120602
2236237	33 G/11	51.20	5	17	20100603	20120602
2236238	33 G/11	51.20	5	18	20100603	20120602
2236239	33 G/11	51.20	5	19	20100603	20120602
2236240	33 G/11	51.20	5	20	20100603	20120602
2236241	33 G/11	51.20	5	21	20100603	20120602
2236242	33 G/11	51.20	5	22	20100603	20120602
2236243	33 G/11	51.19	6	13	20100603	20120602
2236244	33 G/11	51.19	6	14	20100603	20120602
2236245	33 G/11	51.19	6	15	20100603	20120602
2236246	33 G/11	51.19	6	16	20100603	20120602
2236247	33 G/11	51.19	6	17	20100603	20120602
2236248	33 G/11	51.19	6	18	20100603	20120602

Claim No	NTS	Surface (ha)	Row	Column	Recording Date	Expiration Date
2236249	33 G/11	51.18	7	13	20100603	20120602
2236250	33 G/11	51.18	7	14	20100603	20120602
2236251	33 G/11	51.18	7	15	20100603	20120602
2236252	33 G/11	51.18	7	16	20100603	20120602
2236253	33 G/11	51.18	7	17	20100603	20120602
2238479	33 G/06	51.26	29	19	20100621	20120620
2239426	33 G/06	51.28	27	45	20100705	20120704
2241020	33G11	51.23	2	8	20100716	20120715
2243299	33 G/06	51.29	26	46	20100728	20120727
2243300	33 G/06	51.29	26	47	20100728	20120727
2243301	33 G/06	51.28	27	46	20100728	20120727
2243302	33 G/06	51.28	27	47	20100728	20120727
2243303	33 G/06	51.28	27	48	20100728	20120727
2243304	33 G/06	51.28	27	49	20100728	20120727
2245238	33G11	51.24	1	15	20100812	20120811
2245239	33G11	51.23	2	9	20100812	20120811
2245265	33G11	51.23	2	1	20100812	20120811
2245267	33G11	51.22	3	1	20100812	20120811
2245268	33G11	51.22	3	2	20100812	20120811
2245270	33G11	51.22	3	3	20100812	20120811
2245272	33G11	51.22	3	4	20100812	20120811
2245274	33G11	51.21	4	1	20100812	20120811
2245276	33G11	51.21	4	2	20100812	20120811
2245278	33G11	51.21	4	3	20100812	20120811
2245280	33G11	51.21	4	4	20100812	20120811
2245282	33G11	51.20	5	1	20100812	20120811
2245284	33G11	51.20	5	2	20100812	20120811
2245286	33G11	51.20	5	3	20100812	20120811
2245288	33G11	51.20	5	4	20100812	20120811
2245290	33G11	51.20	5	5	20100812	20120811
2245292	33G11	51.20	5	6	20100812	20120811
2245294	33G11	51.20	5	7	20100812	20120811
2245295	33G11	51.20	5	8	20100812	20120811
2245296	33G11	51.20	5	9	20100812	20120811
2245297	33G11	51.19	6	3	20100812	20120811
2245298	33G11	51.19	6	4	20100812	20120811
2245299	33G11	51.19	6	5	20100812	20120811
2245300	33G11	51.19	6	6	20100812	20120811
2245301	33G11	51.19	6	7	20100812	20120811
2245302	33G11	51.19	6	8	20100812	20120811
2245303	33G11	51.19	6	9	20100812	20120811
2245304	33G11	51.19	6	10	20100812	20120811
2245305	33G11	51.19	6	11	20100812	20120811
2245306	33G11	51.19	6	12	20100812	20120811
2245307	33G11	51.18	7	5	20100812	20120811
2245308	33G11	51.18	7	6	20100812	20120811
2245309	33G11	51.18	7	7	20100812	20120811
2245310	33G11	51.18	7	8	20100812	20120811
2245311	33G11	51.18	7	9	20100812	20120811
2245312	33G11	51.18	7	10	20100812	20120811
2245313	33G11	51.18	7	11	20100812	20120811
2245314	33G11	51.18	7	12	20100812	20120811
2245315	33G11	51.17	8	7	20100812	20120811
2245316	33G11	51.17	8	8	20100812	20120811
2245317	33G11	51.17	8	9	20100812	20120811
2245318	33G11	51.17	8	10	20100812	20120811

Claim No	NTS	Surface (ha)	Row	Column	Recording Date	Expiration Date
2245319	33G11	51.17	8	11	20100812	20120811
2245320	33G11	51.17	8	12	20100812	20120811
2245321	33G12	51.24	1	48	20100812	20120811
2245322	33G12	51.23	2	48	20100812	20120811
2245323	33G12	51.23	2	49	20100812	20120811
2245324	33G12	51.23	2	50	20100812	20120811
2245325	33G12	51.23	2	51	20100812	20120811
2245326	33G12	51.23	2	52	20100812	20120811
2245327	33G12	51.23	2	53	20100812	20120811
2245328	33G12	51.23	2	54	20100812	20120811
2245329	33G12	51.23	2	55	20100812	20120811
2245330	33G12	51.23	2	56	20100812	20120811
2245331	33G12	51.23	2	57	20100812	20120811
2245332	33G12	51.23	2	58	20100812	20120811
2245333	33G12	51.23	2	59	20100812	20120811
2245334	33G12	51.23	2	60	20100812	20120811
2245335	33G12	51.22	3	48	20100812	20120811
2245336	33G12	51.22	3	49	20100812	20120811
2245337	33G12	51.22	3	50	20100812	20120811
2245338	33G12	51.22	3	51	20100812	20120811
2245339	33G12	51.22	3	52	20100812	20120811
2245340	33G12	51.22	3	53	20100812	20120811
2245341	33G12	51.22	3	54	20100812	20120811
2245342	33G12	51.22	3	55	20100812	20120811
2245343	33G12	51.22	3	56	20100812	20120811
2245344	33G12	51.22	3	57	20100812	20120811
2245345	33G12	51.22	3	58	20100812	20120811
2245346	33G12	51.22	3	59	20100812	20120811
2245347	33G12	51.22	3	60	20100812	20120811
2245348	33G12	51.21	4	48	20100812	20120811
2245349	33G12	51.21	4	49	20100812	20120811
2245350	33G12	51.21	4	50	20100812	20120811
2245351	33G12	51.21	4	51	20100812	20120811
2245352	33G12	51.21	4	52	20100812	20120811
2245353	33G12	51.21	4	53	20100812	20120811
2245354	33G12	51.21	4	54	20100812	20120811
2245355	33G12	51.21	4	55	20100812	20120811
2245356	33G12	51.21	4	56	20100812	20120811
2245357	33G12	51.21	4	57	20100812	20120811
2245358	33G12	51.21	4	58	20100812	20120811
2245359	33G12	51.21	4	59	20100812	20120811
2245360	33G12	51.21	4	60	20100812	20120811
2245361	33G12	51.20	5	55	20100812	20120811
2245362	33G12	51.20	5	56	20100812	20120811
2245363	33G12	51.20	5	57	20100812	20120811
2245364	33G12	51.20	5	58	20100812	20120811
2245365	33G12	51.20	5	59	20100812	20120811
2245366	33G12	51.20	5	60	20100812	20120811

Appendix 2 : Légende générale de la carte géologique (extract of MB96-28)

Gouvernement du Québec
Ministère des Ressources naturelles
Direction de la géologie

Légende générale de la carte géologique

- Édition revue et augmentée -

Kamal N.M. Sharma
coordonnateur

SIGÉOM
Système d'information géominière du Québec



SÉRIE DES MANUSCRITS BRUTS

MB 96-28

Tableau 5 – Roches felsiques / acides

ROCHES FELSIQUES / ACIDES 1			
I1 ROCHES INTRUSIVES FELSIQUES		**ROCHES VOLCANIQUES FELSIQUES**	**V1**
I1A Granite à feldspath alcalin	←	→ Rhyolite à feldspath alcalin	**V1A**
I1B Granite	←	→ Rhyolite	**V1B**
I1C Granodiorite	←	→ Rhyodacite	**V1C**
I1D Tonalite	←	→ Dacite	**V1D**
I1E Trondhjémite		Rhyolite comenditique	**V1BC**
I1F Aplite		Rhyolite pantelléritique	**V1BP**
I1G Pegmatite (granitique)		Trachydacite	**V1E**
I1H Granophyre			
I1I Granitoïde riche en quartz			
I1J Quartzolite (silexite)			
I1K Alaskite			
I1L Syéno-granite			
I1M Monzo-granite			
I1N Filon / veine de quartz			
I1O Granite à feldspath alcalin avec hypersthène (charnockite à feldspath alcalin)			
I1P Granite à hypersthène (charnockite)			
I1Q Syéno-granite à hypersthène			
I1R Monzo-granite à hypersthène (farsundite)			
I1S Granodiorite à hypersthène (opdalite ou charno-enderbite			
I1T Tonalite à hypersthène (enderbite)			

←→ indique les termes intrusifs et volcaniques équivalents

Tableau 6 — Roches intermédiaires

ROCHES INTERMÉDIAIRES 2					
I2	**ROCHES INTRUSIVES INTERMÉDIAIRES**			**ROCHES VOLCANIQUES INTERMÉDIAIRES**	**V2**
I2A	Syénite quartzifère à feldspath alcalin	←	→	Trachyte quartzifère à feldspath alcalin	**V2A**
I2B	Syénite à feldspath alcalin	←	→	Trachyte à feldspath alcalin	**V2B**
I2C	Syénite quartzifère	←	→	Trachyte quartzifère	**V2C**
I2D	Syénite	←	→	Trachyte	**V2D**
I2E	Monzonite quartzifère	←	→	Latite quartzifère	**V2E**
I2F	Monzonite	←	→	Latite	**V2FL**
I2G	Monzodiorite quartzifère	←	→	(Andésite)	**(V2J)**
I2H	Monzodiorite	←	→	(Andésite)	**(V2J)**
I2I	Diorite quartzifère	←	→	(Andésite)	**(V2J)**
I2J	Diorite	←	→	Andésite	**V2J**
I2K	Monzosyénite			Icelandite	**V2JI**
I2BR	Syénite foïdifère à feldspath alcalin			Trachyte foïdifère à feldspath alcalin	**V2BR**
I2DR	Syénite foïdifère			Trachyte foïdifère	**V2DR**
I2DF	Syénite foïdique			Phonolite	**V2G**
I2KF	Monzosyénite foïdique			Phonolite téphritique	**V2GT**
I2FR	Monzonite foïdifère			Latite foïdifère	**V2LR**
I2HR	Monzodiorite foïdifère			Trachyandesite	**V2F**
I2HF	Monzodiorite foïdique			Benmoreïte	**V2FB**
I2JR	Diorite foïdifère			Trachyte comenditique	**V2DC**
I2JF	Diorite foïdique			Trachyte pantelléritique	**V2DP**
I2M	Syénite à feldspath alcalin avec hypersthène				
I2N	Syénite à hypersthène				
I2O	Monzonite à hypersthène (mangérite)				
I2P	Monzodiorite à hypersthène (jotunite)				
I2Q	Diorite à hypersthène				

←→ indique les termes intrusifs et volcaniques équivalents

Foïdifère : Feldspathoïdifère

Foïdique : Feldspathoïdique

Tableau 7 — Roches mafiques / basiques

ROCHES MAFIQUES / BASIQUES 3			
I3	**ROCHES INTRUSIVES MAFIQUES**	**ROCHES VOLCANIQUES MAFIQUES**	**V3**
I3A	Gabbro	Basalte andésitique/Andésite basaltique	**V3A**
I3B	Diabase	Icelandite basaltique	**V3AI**
I3C	Monzogabbro	Basalte	**V3B**
I3D	Ferrogabbro	Basalte à quartz	**V3C**
I3E	Gabbro à quartz	Trachybasalte	**V3D**
I3F	Diabase à quartz	Hawaiite	**V3DH**
I3G	Anorthosite	Trachybasalte potassique	**V3DK**
I3H	Anorthosite gabbroïque	Basalte à olivine	**V3E**
I3I	Gabbro anorthositique	Basalte magnésien (> 9 % MgO)	**V3F**
I3J	Norite	Trachyandésite basaltique	**V3G**
I3P	Leuconorite	Mugéarite	**V3GM**
I3K	Gabbro à olivine	Shoshonite	**V3GS**
I3L	Norite à olivine	Basanite	**V3H**
I3M	Diabase à olivine	Basanite phonolitique	**V3HP**
I3N	Troctolite	Téphrite	**V3I**
I3O	Lamprophyre mafique	Téphrite phonolitique	**V3IP**
I3OM	Minette	Boninite	**V3J**
I3OK	Kersantite		
I3OV	Vogesite		
I3OS	Spessartite		
I3CQ	Monzogabbro quartzifère		
I3CR	Monzogabbro foïdifère		
I3CF	Monzogabbro foïdique		
I3AR	Gabbro foïdifère		
I3AF	Gabbro foïdique		
I3GQ	Anorthosite quartzifère		
I3GR	Anorthosite foïdifère		
I3Q	Gabbronorite		
I3R	Gabbronorite à olivine		
I3S	Monzonorite		
I3T	Anorthosite à hypersthène		

Tableau 8 — Roches ultramafiques et ultrabasiques

ROCHES ULTRAMAFIQUES ET ULTRABASIQUES 4			
I4	ROCHES INTRUSIVES ULTRAMAFIQUES / ULTRABASIQUES	ROCHES VOLCANIQUES ULTRAMAFIQUES / ULTRABASIQUES	V4
I4A	Hornblendite	Komatiite (> 18 % MgO)	V4A
I4B	Pyroxénite		
I4C	Clinopyroxénite	Komatiite pyroxénitique	V4B
I4D	Webstérite		
I4E	Orthopyroxénite	Komatiite péridotitique	V4C
I4F	Clinopyroxénite à olivine		
I4G	Webstérite à olivine	Komatiite dunitique	V4D
I4H	Orthopyroxénite à olivine		
I4I	Péridotite	Meimechite	V4E
I4J	Wehrlite		
I4K	Lherzolite	Melilitite	V4F
I4L	Harzburgite		
I4M	Dunite	Melilitite à olivine	V4FO
I4N	Serpentinite		
I4O	Lamprophyre ultramafique	Roche volcanique ultramafique à melilite	V4M
I4OS	Sannaïte		
I4OC	Camptonite	Picrobasalte	V4G
I4OM	Monchiquite		
I4OP	Polzenite	Picrite	V4H
I4OA	Alnöite		
I4P	Kimberlite	Foïdite	V4I
I4PA	Kimberlite (groupe I)		
I4PB	Kimberlite (groupe II)	Néphélinite	V4IN
I4Q	Carbonatite		
I4QM	Magnésiocarbonatite	Foïdite phonolitique	V4IP
I4QC	Calciocarbonatite		
I4QF	Ferrocarbonatite	Foïdite téphritique	V4IT
I4QA	Aillikites		
I4QD	Damtjernites (Damkjernites)		
I4R	Lamproïte		
I4S	Foïdolite		
I4T	Melilitolite		

< 10 % de plagioclase (PG) est toléré dans les roches ultramafiques. Lorsque observé, indiquer sa présence par «PG».

Tableau 9 — Volcanites explosives

VOLCANITES EXPLOSIVES		
▼	Pyroclastites/tuf - indifférenciés	**TU**
▼x	Tuf à cristaux	**TX**
▼r	Tuf lithique	**TI**
▼l	Tuf à lapilli	**TL**
▼ls	Lapillistone	**TO**
▼b	Tuf à blocs	**TM**
▼lb	Tuf à lapilli et à blocs	**TY**
▼bl	Tuf à blocs et à lapilli	**TZ**
▼e	Tuf à cendres	**TD**
▼c	Tuf cherteux	**TC**
▼g	Tuf graphiteux	**TG**
▼s	Tuf soudé	**TS**
▼h	Hyalotuf (Vitric tuff)	**TH**
♦	Brèche pyroclastique	**BP**
▽	Volcanoclastites*	**VC**
	etc.	

Fragments

⬬ Polygéniques

⬭ Monogéniques

Exemples :

V2▼x PG	Tuf intermédiaire, à cristaux de PG
V2▼lb⬭	Tuf intermédiaire, à lapilli et à blocs, monogénique
VID▼b⬭	Tuf dacitique, à blocs, monogénique
V▼c	Tuf cherteux
V▼	Tuf indifférencié

* Il est recommandé de limiter l'utilisation du terme «**volcanoclastite**», autant que possible.

Tableau 15 — Codification lithologique des sédiments

S SÉDIMENTS (roches sédimentaires indéterminées)

S1 GRÈS (terme général comprenant les arénites et les wackes)

S1A Grès quartzitique
S1B Grès feldspathique
S1C Arkose
S1D Grès arkosique
S1E Grès lithique
S1F Grès lithique subfeldspathique

S2 ARÉNITE

S2A Arénite quartzitique
S2B Subarkose
S2C Arkose
S2D Arénite arkosique
S2E Arénite lithique
S2F Sublitharénite

S3 WACKE

S3A Wacke quartzitique

S3C Wacke arkosique
S3D Wacke feldspathique
S3E Wacke lithique

S4 CONGLOMÉRAT

S4A Conglomérat monogénique
S4B Conglomérat monogénique «clast-supported»
S4C Conglomérat monogénique «matrix-supported»
S4D Conglomérat polygénique
S4E Conglomérat polygénique «clast-supported»
S4F Conglomérat polygénique «matrix-supported»
S4G Conglomérat intraformationnel
S4H Conglomérat intraformationnel «clast-supported»
S4I Conglomérat intraformationnel «matrix-supported»
S4J Tillite

N.B. — Il est recommandé de limiter l'utilisation des termes de la série **S1**. Ces termes généraux ne sont utilisés que lorsqu'il n'est pas possible d'être plus précis, notamment lors de la compilation de données anciennes.

S5 BRÈCHE

S5A Brèche monogénique
S5B Brèche monogénique «clast-supported»
S5C Brèche monogénique «matrix-supported»
S5D Brèche polygénique
S5E Brèche polygénique «clast-supported»
S5F Brèche polygénique «matrix-supported»
S5G Brèche intraformationnel
S5H Brèche intraformationnel «clast-supported»
S5I Brèche intraformationnel «matrix-supported»

S6 MUDROCK

S6A Siltstone
S6B Siltshale
S6C Siltslate
S6D Mudstone
S6E Mudshale
S6F Mudslate
S6G Claystone
S6H Clayshale
S6I Clayslate

S7 CALCAIRE

S7A Calcilutite
S7B Calcisiltite
S7C Calcarénite
S7D Calcirudite
S7E Mudstone
S7F Wackestone
S7G Packstone
S7H Grainstone
S7I Boundstone
S7J Bafflestone
S7K Rudstone

S8 DOLOMIE

S8A Dololutite
S8B Dolosiltite
S8C Dolarénite
S8D Dolorudite

S9 FORMATION DE FER

S9A Formation de fer indéterminée
S9B Formation de fer oxydée
S9C Formation de fer carbonatée
S9D Formation de fer silicatée
S9E Formation de fer sulfurée

S10 CHERT

S10A Chert oxydé
S10B Chert carbonaté
S10C Chert silicaté
S10D Chert sulfuré
S10E Chert graphiteux/carboné
S10F Chert ferrugineux
SI0J Jaspe (Jaspilite)

S11 EXHALITE

S12 ÉVAPORITE

S12A Halite
S12B Sylvite
S12C Anhydrite
S12D Gypse
S12E Sulfate

S13 PHOSPHORITE

SYMBOLES POUR ROCHES SÉDIMENTAIRES

Une liste des symboles pour les structures et textures des roches sédimentaires est présentée dans le tableau 16. Pour se bien familiariser avec l'utilisation de ces symboles, et pour d'autres symboles utilisés pour les roches sédimentaires, se référer à Bouma (1962) et Tassé, Lajoie et Dimroth (1978).

Tableau 17A — Roches métamorphiques et tectoniques

ROCHES MÉTAMORPHIQUES ET TECTONIQUES M		
M1 Gneiss	**M18** Cornéenne	
M2 Gneiss rubané	**M20** Métatexite	spécifier le %
M3 Orthogneiss	**M21** Diatexite	du mobilisat et
M4 Paragneiss	**M21A** Granite d'anatexie	identifier la
M5 Gneiss quartzofeldspathique		protolite
M6 Gneiss granitique	**M22** Migmatite	
M7 Granulite (gneiss granulitique)	**M23** Agmatite	
M8 Schiste	**M24** Cataclasite*	
M9 Orthoschiste	**M25** Mylonite*	
M10 Paraschiste	**M26** Brèche tectonique*	
M11 Phyllade		
M12 Quartzite		
M13 Marbre (calcaire cristallin)	**M30** Tourmalinite	
M14 Roche calco-silicatée	**M31** Coticule	
M15 Roche métasomatique (incluant skarn ou tactite)		
M16 Amphibolite		
M17 Éclogite		

* Utiliser plutôt les codes de tectonites (T). Ces codes ont été utilisés avant l'introduction de la classe des tectonites.

Tableau 17B — Tectonites

TECTONITES T	
T1	Cataclasite
T1A	Brèche de faille
T1B	Microbrèche de faille
T1C	Gouge de faille
T1D	Pseudotachylite
T1E	Mylolisthénite
T1F	Brèche d'impact
T1G	Impactite
T2	Mylonite
T2A	Protomylonite
T2B	Orthomylonite
T2C	Ultramylonite
T2D	Phyllonite
T2E	Blastomylonite
T3A	Gneiss droit («Straight gneiss»)
T3B	Gneiss porphyroclastique
T3C	Gneiss régulier
T3D	Gneiss irrégulier
T4	Brèche tectonique
T4A	Mélange tectonique
T4B	Brèche tectonique à matrice de marbre («Marble tectonic breccia»)

Tableau 18 – Codes mnémoniques des minéraux et des fossiles, et divers

CODES MNÉMONIQUES DES MINÉRAUX ET DES FOSSILES, ET DIVERS

CODES MNÉMONIQUES DES MINÉRAUX ET DES FOSSILES												GRANULOMÉTRIE ET λ : PLIS	
Acanthite	AV	Chondrodite	HR	Greenockite	GK	Minéraux radioactifs	MR	Serpentine	ST	FOSSILES	YY	...< 0.001 mm	1
Actinote	AC	Chromite	CM	Grenat	GR	Molybdénite	MO	Sidérite(sidérose)	SD	Brachiopodes	YB	A . 0.001-0.01 mm ..	
Aeschynite - (Y)	EC	Chrysocolle	CY	Grenat-almandin	GA	Molybdite(dine)	MB	Sidérotil	SI	Bryozoaires	YZ	...< 0.01 mm	2
Agate	AE	Chrysotile	CS	Grenat-andratite	GD	Monazite	MZ	Sillimanite	SM	Céphalopodes	YC	B . 0.01-0.05 mm	3
Aikinite	BP	Clevelandite	CI	Grenat-grossulaire	GG	Muscovite	MV	Smaltite/Smaltine	TW	Conulaires	YA	C .. 0.05-0.1 mm	3
Albite	AB	Clinopyroxène	CX	Grenat-pyrope	GY	Néphéline	NP	Samarskite	SK	Coraux	YX	D .. 0.1-0.2 mm	3
Allanite	AL	Clinozoïsite	CZ	Grenat spessartine	GS	Oligoclase	OG	Smithsonite	ZO	Crinoïdes	YR	...< 0.2 mm	4
Altaïte	TP	Cobaltite	CE	Grenat-uvarovite	GU	Olivine	OV	Sodalite	SS	Échinodermes	YD	E .. 0.2-0.5 mm	5
Amazonite	AI	Columbite/Niobite	NB	Grunérite	GN	Or natif (visible)	Au	Spécularite	HS	Éponges	YE	F .. 0.5-1.0 mm	5
Améthyste	AH	Columbo-tantalite	TO	Gummite	GB	Orthoclase (orthose)	OR	Sphalérite	SP	Gastéropodes	YT	G ... 1-2 mm	6
Amiante (Asbestos)	AO	Cordiérite	CD	Gunningite	GI	Orthopyroxène	OX	Sphène/Titanite	SN	Graptolites	YG	H ... 2-5 mm	6
Amphibole	AM	Corindon	CN	Gypse	GE	Ottrelite	OL	Spinelle	SL	Ostracodes	YO	J ... 0.5-1 cm	7
Andalousite	AD	Cosalite	PI	Halite	HL	Oxyde de fer	OF	Spodumène	SO	Pélécipodes	YP	K ... 1-3 cm	7
Andésine	AA	Covellite	CV	Heazlewoodite	HZ	Oxyhornblende		Staurotide	SU	Plantes	YN	... > 3 cm	8
Anhydrite	AY	Cubanite	CF	Hédenbergite	HG	(hornblende brune)	OH	Stéatite	TS	Poissons	YK	L	3-10 cm
Ankérite	AK	Cuivre natif (visible)	Cu	Hématite	HM	Paragonite	PE	Stibine/Stibnite	SB	Stromatoïdes	YS	M	10-30 cm
Annabergite	NG	Cummingtonite	CG	Hercynite	HC	Pechblende	PB	Stilbite(Heulandite)	HD	Stromatoporoïdes	YI	N	30-100 cm
Anorthite	AN	Cuprite	CU	Holmquistite	HK	Penninite/Pennine	PT	Stilpnomélane	SE	Traces fossiles	YF	P	1 m
Anthophyllite	AT	Digenite	DG	Hornblende	HB	Pentlandite	PD	Sulfures	SF	Trilobites	YL	Q	1-2 m
Antigorite	AR	Diopside	DP	Hypersthène	HP	Perovskite	PK	Sylvanite	SV			R	2-4 m
Apatite	AP	Disthène/Kyanite	KN	Iddingsite	IG	Perthite	PR	Szomolnokite	SZ	**DIVERS**		S	4-6 m
Argent natif (visible)	Ag	Dolomite	DM	Ilménite	IM	Petzite	PZ	Talc	TC	Bioclastes	XB	T	6-10 m
Arsénopyrite	AS	Dravite	TG	Jade	JA	Phénacite/Phénakite	PA	Tantalite	TN	Ciment	XC	U	10 m
Augite	AG	Dravite-Schorlite	DS	Jaspe	JP	Phlogopite	PH	Tellurobismuthite	TB	Hydrocarbures	XH	V	10-20 m
Autunite	AU	Electrum	EM	Kaolinite	KL	Pistachite	PC	Tennantite	TT	Liant	XL	W	20-50 m
Awaruite	NF	Enargite	EG	Klokmannite	KK	Plagioclase	PG	Tétradymite	TD	Lithoclastes	XR	Y	50-100 m
Axinite	AX	Enstatite	ES	Kornérupine	KP	Pollucite	ZP	Tetrahédrite	TH	Matière organique	XG	Z	100 m
Azurite	AZ	Epidote	EP	Krennerite	KR	Préhnite	PN	Thorianite	TR	Matrice	XM	X	Autres
Barytine	BR	Eudialyte	EU	Labradorite	LB	Pumpellyite	PP	Thorite	TI	Oncolites	XT		
Bastnaesite	BA	Euxénite - (Y)	EX	Lawsonite	LS	Pyrite	PY	Topaze	TZ	Oolites	XO		
Béryl	BL	Fayalite	FA	Lépidolite	LP	Pyrochlore	PM	Torbernite	TU	Pellets	XP		
Biotite	BO	Feldspath vert/brun	FV	Leucite	LC	Pyrolusite	PS	Tourmaline	TL	Péloïdes	XD		
Bismuthinite	BM	Feldspath	FP	Leucoxène	LX	Pyrophyllite	PL	Tourmaline zincifère	TA	Autres	XX		
Bismutite	BS	Feldspath noir	FN	Limonite	LM	Pyroxène	PX	Trémolite	TM				
Bornite	BN	Feldspath potassique	FK	Magnésite	MN	Pyrrhotite(Pyrrhotine)	PO	Uraninite	UR				
Boulangerite	BG	Feldspathoïde	FD	Magnétite	MG	Quartz	QZ	Uranophane	UP				
Brochantite	BH	Fergusonite	FS	Malachite	MC	Quartz bleu	QB	Uranothorite	UT				
Brucite	BC	Fibrolite	FB	Marcasite	MS	Riebeckite	RB	Vallerite	VL				
Bytownite	BT	Fluorite (fluorine)	FL	Mariposite	MT	Rozénite	RZ	Vermiculite	VR				
Calaverite	CA	Forstérite	FO	Mélilite	ME	Rutile	RL	Vésuvianite	VV				
Calcite	CC	Franklinite	FR	Mésoperthite	MP	Samarskite-(Y)	UL	Violarite	VO				
Carbonate	CB	Freibergite	FG	Mica	MI	Sanidine	SA	Willemite	WM				
Chabazite (Chabasite)	ZB	Fuchsite	FC	Microcline	ML	Sapphirine	SH	Wilsonite	WS				
Chalcocite(ne)	CT	Gahnite	GH	Millerite	NS	Scapolite	SC	Wolframite	WF				
Chalcopyrite	CP	Galène	GL	Minéraux argileux	MA	Scheelite	SW	Wollastonite	WL				
Chert	CH	Gédrite	GT	Minéraux décoratifs	MD	Schorlite(Schorl)	TF	Wulfenite	WN				
Chloanthite	CO	Glaucophane	GC	Minéraux lourds	MX	Sélénite	SG	Zéolite	ZL				
Chlorite	CL	Goethite	GO	Minéraux mafiques	MF	Sélénium	Se	Zincite	ZN				
Chloritoïde	CR	Graphite	GP	Minéraux opaques	OP	Séricite	SR	Zircon	ZC				
								Zoïsite	ZS				

Tableau 19 — Codes mnémoniques — Structures, textures et autres

CODES MNÉMONIQUES - STRUCTURES, TEXTURES ET AUTRES

STRUCTURES, TEXTURES ET AUTRES

Aciculaire	AC
Adcumulat	AD
Affleurement caractérisé par le plissement	AA
Agmatitique	AT
Alaskitique	AL
Altéré	AE
Amas arrondis (globulaires)	AO
Amas irréguliers	AI
Amiboïdal(e)	AB
Amygdalaire	AM
Anastomosé	AN
Antirapakivi	AR
Aphanitique	AP
Arborescent	AS
Autoclastique	AU
Bancs (en)	BA
Bandes de cimentation	BM
Basal(e)	BS
Birds eyes	BE
Biseau	BI
Blocs (à)	BL
Bordure/limite de coulée	BU
Bothryoïdal	BV
Boudinage	BO
Brèche à coussins ordinaires isolés	BC
Brèche à coussins peu serrés	BG
Brèche à méga- coussins isolés	BF
Brèche à mini-coussins isolés	BB
Brèche de coulée/ brèche de lave	BQ
Brèche de coussins désagrégés/brisés	BH
Brèche de coussins fragmentés	BK
Brèche d'intrusion	BN
Brèche pyroclastique	BP
Bréchique/brèche	BR
Brèche tectonique	BT
Broyage	BY
Cailloux alignés «pebble stringers»	PK
Cailloux 4-64mm	CA
Cannelure	CN
Cataclastique	CQ
Cendres (à)	CE
Centre volcanique/ faciès proximal	VP
Cheminée d'alimentation (dyke nourricier)	DN
Cheminée volcanique	CV
Chenal	CH
Chenalisé	CG
Chenal d'érosion (à)	CD
Cisaillé(e)	CS
Colloforme	OL
Columnaire/(joints en colonnes)	JC
Concrétion(s) nodules	CC
Convolutions (à)	CB
Coronitique	KO
Coulée	CL
Coulée coussinée à noyaux saussuritisés	NC
Coulée fragmentée	FZ
Coulée massive	CK
Coulée massive à noyaux saussuritisés	NM
Coulée massive à surface coussinée	CZ
Coulées massives grenues et/ou parties basales grenues de coulées	CW
Coussiné (coussins)	CO
Coussins allongés	XP
Coussins aplatis	FP
Coussins en molaire	MD
Coussins fragmentés	CF
Coussins isolés	CI
Coussins jointifs	CJ
Crescumulat	CT
Cristalloblastique	CR
Cristaux (en)	CX
Cryptalgaire	CP
Cumulat (à)	CU
Cumulite	CM
Cupules («dish struc.»)	DS
Cyclique	CY
Dendritique	DT
Désagrégés/brisés	DG
Diabasique	DQ
Diablastique	DB
Diaclasé	DC
Direction d'écoulement de coulée	DE
Direction de courant	DR
Discordance	DD
Disséminé	DI
Drusique	DK
Dunes	DU
Échappement (structure d')	SB
Écharde	ED
Écoulement (structure d')	EO
Effondrement (structure d')	EF
Empreinte de cannelures	EL
Empreinte de charge («load cast»)	EC
Empreinte d'impact	EI
Enclave	EN
Encroûtement («crustification»)	EM
En échelon	EE
En festons	ES
En apophyse	AY
Épiclastique	EP
Équigranulaire	EQ
Excroissances	ER
Extrusif (ve)	EX
Faille intra-formationnelle	FJ
Faille synvolcanique	FV
Fentes de dessication	FD
Fente de refroidissement	FM
Fibreux (se)	FI
Fibroblastique	FB
Filonien	FN
Filons-couches cogénétiques (synvolcaniques)	FH
Flammes	FE
«Flaser»	FS
Flué, par fluage - fluidal	FL
Fluidal(e) (à structure)	FL
Flûte déformée par surcharge	FX
Flûte («flutecast»)	FT
Folié(e)	FO
Fossilifère	FF
Fracturé(e)	FA
Fractures radiales dans les coussins	FC
Fragmenté(e)	FG
Fragments allongés «monomictic»/ monogéniques	FW
Fragments allongés «polymictic»/ polygéniques	FU
Fragments aplatis «polymictic»/ polygéniques	FK
Fragments aplatis «monomictic»/ monogéniques	FQ
Framboïdal	RB
Frites («pencil structure») (en crayons)	FR
Galets (à) (64-256 mm)	GA
Géode	GE
Gloméroblastique	GB
Gloméroclastique	GC
Gloméro-cristallin(e)	GX
Gloméro-porphyrique	GH
Gneiss à crayons	NR
Gneiss droit («straight gneiss»)	GD
Gneissique	GS
Gradation densimétrique	GW
Gradation granulométrique	VG
Grains fins (à) -roches ignées < 1 mm	GF
Grains grossiers (à) - roches ignées > 5 mm	GG
Grains moyens (à) -roches ignées 1-5 mm	GM
Grains très fins	GT
Grains très grossiers	GO
Granoblastique	GR
Granoclassement inverse	GI
Granoclassement inverse suivi de normal	GJ
Granoclassement normal suivi d'inverse	GK
Granoclassement normal	GN
Granoclastique	GQ
Granophyrique	GY
Granules (à) (2-4 mm)	GU
Graphique	GP
Griffon	GV
«Harrisitic»	HA
Hélicitique	HE
Hétéradcumulat	HU
Hétéroblastique	HB
Hétérogène	HK
Hétérogranulaire	HG
Holocristallin(e)	HC
Holohyalin(e)	HH
Hololeucocrate	HL
Holomélanocrate	HM
Homéoblastique	HQ
Homogène	HJ
Homotactique	HT
Hyaloclastites	HY
Hyaloclastites remaniées	HR
Hyalopilitique	HP
Hyalotuf	TH
Hypidiomorphe	HD
Hypocristallin(e)	HX
Idiomorphe	ID
Imbrication de cailloux, blocs	IM
Imprégnation	IP
Intergranulaire	IG
Intersertale	IS
Intraclastes(à)	IT
Intraformationnel(le)	IR
Intrusif(ve)/ injection	IU
Iridescence	IC
Isolés	IL
Joints en colonnes	JC
Karstique	KR
Labradorescence	LU
Laminaire (laminé)	LA
Laminations convolutées	LC
Laminations cryptalgaires	CP
Laminations ondulantes	LO
Laminations ondulantes lenticulaires	LL
Laminations obliques	LQ
Laminations parallèles	LP
Lapillistone	TO
Lapilli (à)	LI
Lattes (en)	LT
Lave/coulée de lave	LV
Lave en blocs	LK
Lenticulaire	LE
Lépidoblastique	LF
Leucocrate	LX
Leucosome	LS
Lité(e), stratifié(e)	SA
Lits amalgamés	AG
Lits d'épaisseur moyenne (10 à 25 cm)	LN
Lits épais (>25 cm)	LG
Lits lenticulaires	LD
Lits minces (1-10 cm)	LM
Lobe	LB
Massif(ve)	MA
Mégacoussins (à)	MC
Mégaporphyrique	MP
Mélanocrate	MX
Mélanosome	MS
Mésocrate	MK
Mésocumulat	MF
Métamorphisé	ME
Miarolitique	ML
Micritique	MT
Microbrèche	MB
Microlitique	MI
Microporphyrique	MR
Minicoussins (à)	MU
Mobilisat	MZ
Monogénique «Monomictic»	MM
Mosaïque	MO
Mylonitique	MN
Myrmékitique	MY
Nébulitique	NB
Nématoblastique	NE
Néosome	NS
Nodulaire	NO
Noyaux	NY
Ocellaire	OC
Oeillé(e)	OE
Oïkocryst (à)	OI
Oolitique	OO
Ophitique	OP
Orbiculaire	OR
Orthocumulat	OU
Paléosome	PS
Paléosurface d'érosion	PE
Panidiomorphe	PA
Patron d'interférence	PV
Pegmatitique	PG
Pellets (à)	PL
Péloïdes	PD
Perlitique	PT
Peu serrés («loosely packed»)	LR
Phanéritique	PH
Phénocristique	PI
Plis ptygmatiques	PZ
Plutonique	PU
Poecilitique	PC
Poeciloblastique	PB
Polygénique/ «Polymictic»	PM
Ponce	PN
Porphyre	PP
Porphyrique	PO
Porphyroblastique	PQ
Porphyroclastique	PJ
Prismatique	PX
Protoclastique	PF
Pyroclastique	PR
Radeaux (en)	RO
Rapakivique	RK
Remanié(e)	RN
Remplacement	RL
Réniforme	RF
Réticulé(e)	RE
Rides de courant	RC
Rides de plage	RP
«Rill mark(s)»	RM
«Rip-up clast(s)»	RI
Ruban de quartz	RQ
Rubané(e)	RU
Rubanement concentrique	RA
Rubanement de diffusion («Liesegang rings»)	LJ
Rubanement symétrique	RS
Rubanement tectonique	RT
Saccaroïdale (granoblastique)	SD
Schisteux	SC
«Schlieren»	SH
Scoriacé(e)	SR
«Shatter» cone	SV
«Slump»	SL
Sommital(e)	SM
Sphérolitique	SP
Spinifex (à)	SX
Stockwerk	SW
Stratifications entrecroisées de fosse	SF
Stratifications/ laminations obliques planaires	SN
Stratifications/ laminations obliques tangentielles	SQ
Stratifié(e)	ST
«Streaky» mafiques en trait	SG
Stratiforme/ stratifié	ST
Stratoïde («stratabound»)	SJ
Strie	SI
«Stromatic»	SK
Stromatolitique	SU
Structure de percement («piercement»)	ET
Structure «Durchbewegung»	DW
Structure en cocarde (crustification dans brèche, «cockade»)	PY
Structure en peigne («comb»)	PW
Stylolites	SY
Subophitique	SO
Surface d'érosion	SE
Tabulaire	TA
Talus (de)	TT
Tectonique	TE
Tectonite en L	YL
Tectonite en L/S	YZ
Tectonite en S	YS
Tectonite hétéroclastique	YH
Tectonite homoclastique	YM
Traces fossiles (trous de vers, etc.)	TF
Trachytique/ trachitoïde	TR
Trempe (de)	TP
Tuf à blocs	TM
Tuf à blocs et à lapilli	TZ
Tuf à cendre	TD
Tuf à cristaux	TX
Tuf à lapilli	TL
Tuf à lapilli et à blocs	TY
Tuf cherteux	TC
Tuf graphiteux	TG
Tuf lithique	TI
Tuf soudé	TS
Tufacé	TU
Turbidite (voir guide des géofiches)	TB
Variolitique	VA
Veiné(e)	VN
Vésiculaire	VE
Vitreux(se)	VI
Volcanique	VO
Volcanoclastites	VC
Xénoblastique	XB
Xénomorphe	XM
Autres	XX

SÉQUENCE : Q...

Suite désor. de couches d'épaisseur inconstante	QA
Suite désor. de couches d'épaisseur constante	QB
Rythme régulier de couches d'épaisseur inconstante	QC
Rythme régulier de couches d'épaisseur constante	QD
Rythme irrégulier de couches d'épaisseur inconstante	QE
Rythme irrégulier de couches d'épaisseur constante	QF
Cycles complets	QG
Cycles incomplets	QH
Autre	QX

RELATION AVEC LE CORPS GÉOLOGIQUE ADJACENT : 0 À 9

Interdigitation avec	0
Sus-jacent	1
Sous-jacent	2
En contact net avec	3
En contact diffus avec	4
En contact trans. avec	5
En contact discor. avec	6
Intrusif dans	7
En enclave dans	8
Autre	9

AVAILABLE ON DEMAND AT
VIRGINIA MINES INC.

1 (800) 476-1853
or
1 (418) 694-9832

info@minesvirginia.com

Appendix 3 : Drill Logs

AVAILABLE ON DEMAND AT
VIRGINIA MINES INC.

1 (800) 476-1853
or
1 (418) 694-9832

info@minesvirginia.com

Appendix 4 : Certificates of analysis


LEGEND
2011 Drill hole
Till sample
Total of gold grains
Trench
Grid
Claim (CDC)
IP Anomaly
I1D
I1B
I1G
I1 PP
I2J
I2G
I4
S3
M4(S3)
M4
S4
S9
V1
V3-M16
V3
V4
For lithological codes
see appendix 2
Modified geology from Sigeom
33 G/11
33 G/06
N
VIRGINIA MINES INC.
POSTE LEMOYNE EXT. PROPERTY
Drill Hole Location Map
MAP 1
UTM NAD 27 (Zone 18)
Produced by : Geonordic Technical Services
Drawn by : Annie Brisebois
Supervised by : Alain Cayer
Approved by : Jean-François Ouellette
Plex-2011-43101-Map1.wor
0
200
400
Meters
Scale 1 : 10,000



450 S
400 S
350 S
300 S
250 S
200 S
150 S
100 S
50 S
0 N
50 N
100 N
250
200
150
100
50
0
50
Mort Terrain
M16 (V3B) CL-SICC tr-1PY
M16 (V3B) CL-SICC tr-2PY
PLC11-159A
SERVICES TECHNIQUES GEONORDIC
VIRGINIA MINES INC.
Poste Lemoyne Ext. Project
David Grid (West Area)
DRAWN BY
DATE
REVISED BY
DATE
SCALE 1:500
DWG S0950W
10.0
0
10.0
20.0m


SERVICES TECHNIQUES GEONORDIC
VIRGINIA MINES INC.
Poste Lemoyne Ext. Project
David Grid (West Area)
DRAWN BY
DATE
REVISED BY
DATE
SCALE 1:500
DWG S0500W
100 N
50 N
0 N
50 S
100 S
150 S
200 S
250 S
300 S
350 S
400 S
450 S
250
200
150
100
50
0
50



450 S
400 S
350 S
300 S
250 S
200 S
150 S
100 S
50 S
0 N
50 N
100 N
250
200
150
100
50
0
50
11 QFP SI+DO+SR+CC 1-3PY
M16 (V3) (S1D) Tr-PY
I2J pQFP CL PY
I2 (QFP, I2J, M16) PY
I1 QFP SI PY
I2J pQFP ANCL+ Tr-PY
I2 (I2J, QFP) SI 3PY

DRAWN BY / DATE	SERVICES TECHNIQUES GEONORDIC
REVISED BY / DATE	VIRGINIA MINES INC.
SCALE 1:500	Poste Lemoyne Ext. Project David Grid (West Area)
DWG S0200W	



PLE11-150a
M16 (V3) Si+BO GR+ POPY
I1 GFP S+NV+ (SRCL) 1PY
T2 (I2J, GFP) Si 3PY
450 S
400 S
350 S
300 S
250 S
200 S
150 S
100 S
50 S
0 N
50 N
100 N

DRAWN BY	DATE	SERVICES TECHNIQUES GEONORDIC
REVISED BY	DATE	VIRGINIA MINES INC.
SCALE 1:500		Poste Lemoyne Ext. Project David Grid (West Area)
DWG S0150W		



SERVICES TECHNIQUES GEONORDIC
VIRGINIA MINES INC.
Poste Lemoyne Ext. Project
David Grid (West Area)
SCALE 1:500
DWG S0000W
DRAWN BY
DATE
REVISED BY
DATE



Mort Terrain
I2 QFP
M16 (V3) S; PY
PLC11-148
350 S
300 S
250 S
200 S
150 S
100 S
50 S
0 N
50 N
100 N
150 N
200 N
250 N

DRAWN BY	DATE	SERVICES TECHNIQUES GEONORDIC
REVISED BY	DATE	VIRGINIA MINES INC.
SCALE 1:500		Poste Lemoyne Ext. Project David Grid (East Area)
DWG S0200E		

10.0 0 10.0 20.0m


PLE11-156
Mort Terrain
I2J (I1CL) Tr-3PY
I4-I3 BD+SiCC Tr-3PY
T2 (I2J-V3-S3) SI+BD+ PY
I1 GFP BD+SR+ SiCC Tr-7PY
M16 (V3) BD+CL+CC+ Tr-3PY
SERVICES TECHNIQUES GEONORDIC
VIRGINIA MINES INC.
Poste Lemoyne Ext. Project
David Grid (East Area)
SCALE 1:500
DWG S0400E
DRAWN BY
DATE
REVISED BY
DATE



Mort Terrain
SERVICES TECHNIQUES GEONORDIC
VIRGINIA MINES INC.
Poste Lemoyne Ext. Project
David Grid (East Area)
DRAWN BY
DATE
REVISED BY
DATE
SCALE 1:500
DWG S0600E



350 S
300 S
250 S
200 S
150 S
100 S
50 S
0 N
50 N
100 N
150 N
200 N
250 N
250
200
150
100
50
0
50
100
Mort Terrain
DRAWN BY
DATE
REVISED BY
DATE
SERVICES TECHNIQUES GEONORDIC
VIRGINIA MINES INC.
Poste Lemoyne Ext. Project
David Grid (East Area)
SCALE 1:500
DWG S0700E


SERVICES TECHNIQUES GEONORDIC
VIRGINIA MINES INC.
Poste Lemoyne Ext. Project
David Grid (East Area)
DRAWN BY
DATE
REVISED BY
DATE
SCALE 1:500
DWG SOBOOE



350 S
300 S
250 S
200 S
150 S
100 S
50 S
0 N
50 N
100 N
150 N
200 N
250 N
250
200
150
100
50
0
50 -
100 -

DRAWN BY	DATE	SERVICES TECHNIQUES GEONORDIC
REVISED BY	DATE	VIRGINIA MINES INC.
SCALE 1:500		Poste Lemoyne Ext. Project David Grid (East Area)
DWG S0900E		

10.0 0 10.0 20.0m



Mort Terrain
I1 GFP
PLE11-154

DRAWN BY	DATE
REVISED BY	DATE
SCALE 1:500	
DWG S1000E	

SERVICES TECHNIQUES GEONORDIC

VIRGINIA MINES INC.

Poste Lemoyne Ext. Project
David Grid (East Area)



1175.0
1200.0
1225.0
350 S
300 S
250 S
200 S
150 S
100 S
50 S
0 N
50 N
100 N
150 N
200 N
250 N
250
200
150
100
50
0
50 -
100 -
Mort Terrain

DRAWN BY	DATE	SERVICES TECHNIQUES GEONORDIC
REVISED BY	DATE	VIRGINIA MINES INC.
SCALE 1:500		Poste Lemoyne Ext. Project David Grid (East Area)
DWG S1200E		

10.0 0 10.0 20.0m